Exhibit 99.1

BIOCERES CROP SOLUTIONS CORP. Consolidated financial statements as of and for the years ended June 30, 2022, 2021 and 2020.

F-2

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Bioceres Crop Solutions Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Bioceres Crop Solutions Corp. and its subsidiaries (the “Company”) as of June 30, 2022, 2021 and 2020, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended June 30, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Price Waterhouse & Co. S.R.L.

/s/Guillermo Bosio
Guillermo Bosio Partner Rosario, Argentina September 30, 2022

We have served as the Company's auditor since 2018.

F-3

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2022, 2021 and 2020

(Amounts in US$)

	Notes	06/30/2022	06/30/2021	06/30/2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7.1	33,475,266	36,046,113	42,522,861
Other financial assets	7.2	5,401,133	11,161,398	13,436,393
Trade receivables	7.3	111,752,310	88,784,172	73,546,633
Other receivables	7.4	19,327,584	11,153,705	4,770,672
Income and minimum presumed recoverable income taxes		1,647,398	990,881	112,220
Inventories	7.5	126,044,122	61,037,551	29,338,548
Biological assets	7.6	57,313	2,315,838	965,728
Total current assets		297,705,126	211,489,658	164,693,055

NON-CURRENT ASSETS
Other financial assets	7.2	619,841	1,097,462	322,703
Trade receivables	7.3	200,412	135,739	-
Other receivables	7.4	2,254,199	2,543,142	1,703,573
Income and minimum presumed recoverable income taxes		44,412	12,589	6,029
Deferred tax assets	9	4,011,374	3,278,370	2,693,195
Investments in joint ventures and associates	13	38,554,092	30,657,173	24,652,792
Property, plant and equipment	7.7	49,908,325	47,954,596	41,515,106
Intangible assets	7.8	76,704,869	67,342,362	35,333,464
Goodwill	7.9	36,073,685	28,751,206	25,526,855
Right of use asset	16	12,144,026	1,327,660	1,114,597
Total non-current assets		220,515,235	183,100,299	132,868,314
Total assets		518,220,361	394,589,957	297,561,369

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

F-4

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2022, 2021 and 2020

(Amounts in US$)

	Notes	06/30/2022	06/30/2021	06/30/2020
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	7.10	125,849,620	72,091,408	57,289,862
Borrowings	7.11	71,301,468	76,785,857	63,721,735
Employee benefits and social security	7.12	7,619,121	4,680,078	4,510,592
Deferred revenue and advances from customers		5,895,313	6,277,313	2,865,437
Income tax payable		7,538,764	7,452,891	1,556,715
Government grants		-	-	1,270
Consideration for acquisition		3,048,562	-	-
Lease liabilities	16	1,412,904	750,308	665,098
Total current liabilities		222,665,752	168,037,855	130,610,709

NON-CURRENT LIABILITIES
Borrowings	7.11	74,177,169	47,988,468	41,226,610
Employee benefits and social security	7.12	-	-	534,038
Government grants		-	784	2,335
Joint ventures and associates	13	717,948	1,278,250	1,548,829
Deferred tax liabilities	9	29,005,943	25,699,495	16,858,125
Provisions		603,022	449,847	417,396
Consideration for acquisition		9,854,228	11,790,533	452,654
Private warrants	7.16	-	-	1,686,643
Convertible notes	7.17	12,559,071	48,664,012	43,029,834
Lease liabilities	16	10,338,380	390,409	444,714
Total non-current liabilities		137,255,761	136,261,798	106,201,178
Total liabilities		359,921,513	304,299,653	236,811,887

EQUITY
Equity attributable to owners of the parent		127,358,573	67,743,242	46,179,395
Non-controlling interest		30,940,275	22,547,062	14,570,087
Total equity		158,298,848	90,290,304	60,749,482
Total equity and liabilities		518,220,361	394,589,957	297,561,369

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

F-5

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended June 30, 2022, 2021 and 2020

(Amounts in US$)

	Notes	06/30/2022	06/30/2021	06/30/2020
Revenues from contracts with customers	8.1	328,455,588	206,697,620	172,350,699
Government grants		-	2,302	24,732
Initial recognition and changes in the fair value of biological assets at the point of harvest		6,388,030	2,826,255	716,741
Changes in the net realizable value of agricultural products after harvest		(42,523)	-	-
Total		334,801,095	209,526,177	173,092,172

Cost of sales	8.2	(208,364,095)	(118,641,803)	(93,575,588)
Research and development expenses	8.3	(6,947,460)	(5,617,655)	(4,195,270)
Selling, general and administrative expenses	8.4	(77,483,812)	(47,601,901)	(38,345,028)
Share of profit or loss of joint ventures and associates	13	1,144,418	997,429	2,477,193
Other income or expenses, net	8.5	(3,280,220)	(279,359)	(307,499)
Operating profit		39,869,926	38,382,888	39,145,980

Net financial cost	8.6	(25,806,296)	(27,852,340)	(32,702,642)
Profit before income tax		14,063,630	10,530,548	6,443,338
Income tax	9	(17,972,534)	(14,351,170)	(2,206,710)
(Loss) profit for the year		(3,908,904)	(3,820,622)	4,236,628

(Loss) profit for the year attributable to:
Equity holders of the parent		(7,199,618)	(6,870,163)	3,359,175
Non-controlling interests		3,290,714	3,049,541	877,453
		(3,908,904)	(3,820,622)	4,236,628

(Loss) profit per share
Basic (loss) profit attributable to ordinary equity holders of the parent	10	(0.1702)	(0.1752)	0.0930
Diluted (loss) profit attributable to ordinary equity holders of the parent	10	(0.1702)	(0.1752)	0.0922
Weighted average number of shares
Basic	10	42,302,318	39,218,632	36,120,447
Diluted	10	42,302,318	39,218,632	36,416,988

(1) For the years ended June 30, 2022 and 2021 diluted EPS was the same as basic EPS as the effect of potential ordinary shares would be antidilutive.

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

F-6

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended June 30, 2022, 2021 and 2020

(Amounts in US$)

(Loss) profit for the year	(3,908,904)	(3,820,622)	4,236,628

Other comprehensive income (loss)	35,172,250	10,051,318	(9,682,116)
Items that may be subsequently reclassified to profit and loss	40,480,860	12,733,775	(13,603,205)
Foreign exchange differences on translation of foreign operations from joint ventures	7,845,756	2,657,567	(3,494,761)
Foreign exchange differences on translation of foreign operations	32,635,104	10,076,208	(10,108,444)
Items that will not be subsequently reclassified to loss and profit	(5,308,610)	(2,682,457)	3,921,089
Revaluation of property, plant and equipment, net of tax, of joint ventures and associates [1]	(586,268)	(413,618)	521,406
Revaluation of property, plant and equipment, net of tax [2]	(4,722,342)	(2,268,839)	3,399,683
Total comprehensive profit (loss)	31,263,346	6,230,696	(5,445,488)

Total comprehensive profit (loss) attributable to:
Equity holders of the parent	22,145,704	1,559,264	(5,222,572)
Non-controlling interests	9,117,642	4,671,432	(222,916)
	31,263,346	6,230,696	(5,445,488)

(1)	The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was $315,683, ($222,717) and ($173,802) for the years ended June 30, 2022, 2021 and 2020, respectively.

(2)	The tax effect of the revaluation of property, plant and equipment was $2,837,650, ($1,389,643) and ($1,133,230) for the years ended June 30, 2022, 2021 and 2020, respectively.

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

F-7

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended June 30, 2022, 2021 and 2020

(Amounts in US$)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Changes in non- controlling interests	Own shares trading premium	Stock options and share based incentives	Convertible instruments	Cost of own shares held	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity / (deficit) attributable to owners of the parent	Non- controlling Interests	Total equity
06/30/2019	3,613	96,486,865	-	-	-	-	-	(21,972,287)	(31,479,583)	4,263,255	47,301,863	14,793,003	62,094,866
Stock options and share based incentives	-	-	-	-	3,428,029	-	-	-	-	-	3,428,029	-	3,428,029
Convertible notes (Note 7.17)	-	-	-	-	-	702,981	-	-	-	-	702,981	-	702,981
Purchase of own shares	-	-	-	-	-	-	(30,906)	-	-	-	(30,906)	-	(30,906)
Profit for the year	-	-	-	-	-	-	-	3,359,175	-	-	3,359,175	877,453	4,236,628
Other comprehensive (loss) / income	-	-	-	-	-	-	-	-	(11,718,618)	3,136,871	(8,581,747)	(1,100,369)	(9,682,116)
06/30/2020	3,613	96,486,865	-	-	3,428,029	702,981	(30,906)	(18,613,112)	(43,198,201)	7,400,126	46,179,395	14,570,087	60,749,482
Capitalization of warrants (Note 7.16)	260	7,765,410	-	(916,202)	-	-	-	-	-	-	6,849,468	-	6,849,468
Shares issued (Note 6)	188	14,999,812	-	-	-	-	-	-	-	-	15,000,000	-	15,000,000
Share-based incentives (Note 19)	97	1,410,299	-	-	244,739	-	-	-	-	-	1,655,135	-	1,655,135
Purchase of own shares	-	-	-	-	-	-	(3,500,020)	-	-	-	(3,500,020)	-	(3,500,020)
Non-controlling interest for business combination (Note 6)	-	-	-	-	-	-	-	-	-	-	-	3,305,543	3,305,543
(Loss) profit for the year	-	-	-	-	-	-	-	(6,870,163)	-	-	(6,870,163)	3,049,541	(3,820,622)
Other comprehensive income or (loss)	-	-	-	-	-	-	-	-	10,575,393	(2,145,966)	8,429,427	1,621,891	10,051,318
06/30/2021	4,158	120,662,386	-	(916,202)	3,672,768	702,981	(3,530,926)	(25,483,275)	(32,622,808)	5,254,160	67,743,242	22,547,062	90,290,304
Share-based incentives (Note 17)	17	1,385,886	-	-	95,157	-	-	-	-	-	1,481,060	-	1,481,060
Capitalization of convertible notes (Note 7.7)	462	36,771,234	-	-	-	(527,236)	-	-	-	-	36,244,460	-	36,244,460
Changes in non-controlling interests	-	-	(255,893)	-	-	-	-	-	-	-	(255,893)	(724,429)	(980,322)
(Loss) Profit or the year	-	-	-	-	-	-	-	(7,199,618)	-	-	(7,199,618)	3,290,714	(3,908,904)
Other comprehensive income or (loss)	-	-	-	-	-	-	-	-	33,592,210	(4,246,888)	29,345,322	5,826,928	35,172,250
06/30/2022	4,637	158,819,506	(255,893)	(916,202)	3,767,925	175,745	(3,530,926)	(32,682,893)	969,402	1,007,272	127,358,573	30,940,275	158,298,848

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

F-8

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2022, 2021 and 2020

(Amounts in US$)

	Notes	06/30/2022	06/30/2021	06/30/2020
OPERATING ACTIVITIES
(Loss) profit for the year		(3,908,904)	(3,820,622)	4,236,628

Adjustments to reconcile profit to net cash flows
Income tax		17,972,534	14,351,170	2,206,710
Financial results		25,806,296	27,852,340	32,702,642
Depreciation of property, plant and equipment	7.7	3,769,005	3,048,539	2,010,136
Amortization of intangible assets	7.8	4,161,392	2,388,982	2,149,534
Depreciation of leased assets	16	1,257,538	827,320	573,897
Transactional expenses		971,539	2,022,918	-
Share-based incentive and stock options		1,430,745	1,655,135	3,428,029
Share of profit or loss of joint ventures and associates	13	(1,144,418)	(997,429)	(2,477,193)
Provisions for contingencies		292,732	158,818	200,525
Allowance for impairment of trade debtors		1,598,042	560,931	1,499,298
Allowance for obsolescence		849,641	579,832	977,817
Initial recognition and changes in the fair value of biological assets		(6,388,030)	(2,826,255)	(716,741)
Changes in the net realizable value of agricultural products after harvest		42,523	-	-
Gain or loss on sale of equipment and intangible assets		(1,944,308)	733,042	297,289

Working capital adjustments
Trade receivables		(24,971,064)	1,986,982	(21,740,661)
Other receivables		(7,298,822)	(8,330,278)	(4,864,670)
Income and minimum presumed income taxes payable		6,469,983	5,814,425	1,207,046
Inventories and biological assets		(55,311,365)	(34,503,283)	(5,305,792)
Trade and other payables		53,477,330	(5,831,743)	8,267,538
Employee benefits and social security		3,003,793	(693,125)	(477,872)
Deferred revenue and advances from customers		(373,584)	2,412,315	843,981
Income and minimum presumed income taxes paid		(7,059,177)	(1,837,775)	-
Government grants		(784)	(2,821)	(6,603)
Interest collected		5,628,962	2,979,889	1,027,132
Inflation effects on working capital adjustments		(35,846,973)	(14,735,250)	(16,720,191)
Net cash flows (used) generated by operating activities		(17,515,374)	(6,205,943)	9,318,479

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

F-9

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2022, 2021 and 2020

(Amounts in US$)

	Notes	06/30/2022	06/30/2021	06/30/2020
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		2,046,771	309,810	51,151
Investment in joint ventures and associates		-	(101,883)	-
Net cash received from business combination	6	-	355,804	-
Net loans granted to shareholders and other related parties		(421,691)	-	-
Proceeds from financial assets		12,331,390	9,324,335	5,041
Investment in financial assets		(2,055,878)	(4,275,099)	(3,357,407)
Purchase of property, plant and equipment	7.7	(3,458,790)	(2,805,825)	(1,646,697)
Capitalized development expenditures	7.8	(5,149,684)	(3,906,630)	(1,263,730)
Purchase of intangible assets	7.8	(389,039)	(7,210,630)	(1,591,749)
Net cash flows generated (used in) by investing activities		2,903,079	(8,310,118)	(7,803,391)

FINANCING ACTIVITIES
Proceeds from borrowings		140,431,184	143,499,367	135,348,502
Repayment of borrowings, financed payments and interest payments		(123,635,106)	(126,023,777)	(101,317,621)
Decrease in bank overdrafts and other short-term borrowings		(32,838)	(3,442,491)	(2,331,974)
Other financial proceeds or payments, net		(180,538)	(1,415,034)	2,298,360
Acquisition of non-controlling interest in subsidiaries		(724,429)	-	-
Leased assets payments		(1,034,764)	(728,964)	(433,947)
Warrants tender offer payments		-	(1,030,952)	-
Purchase of own shares		-	(3,500,020)	(30,906)
Net cash flows generated by financing activities		14,823,509	7,358,129	33,532,414

Net increase (decrease) in cash and cash equivalents		211,214	(7,157,932)	35,047,502

Inflation effects on cash and cash equivalents		(9,624,750)	(5,584,156)	(552,459)

Cash and cash equivalents as of beginning of the year	7.1	36,046,113	42,522,861	3,450,873
Effect of exchange rate changes on cash and equivalents		6,842,689	6,265,340	4,576,945
Cash and cash equivalents as of the end of the year	7.1	33,475,266	36,046,113	42,522,861

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

F-10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Index

1.	General information.

2.	Accounting standards and basis of preparation.

3.	New standards, amendments and interpretations issued by the IASB.

4.	Summary of significant accounting policies.

5.	Critical accounting judgments and estimates.

6.	Acquisitions.

7.	Information about components of consolidated statement of financial position.

8.	Information about components of consolidated statement of comprehensive income.

9.	Taxation.

10.	Earnings per share.

11.	Information about components of equity.

12.	Cash flow information.

13.	Joint ventures and associates.

14.	Segment information.

15.	Financial instruments – Risk management.

16.	Leases.

17.	Shareholders and other related parties’ balances and transactions.

18.	Key management personnel compensation.

19.	Share-based payments.

20.	Contingencies, commitments and restrictions on the distribution of profits.

21.	Impact of COVID-19.

22.	Events occurring after the reporting period.

F-11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

1.	GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Group has a unique biotech platform with high impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 30 countries, mainly in Argentina, Brazil, United States, Europe and South Africa.

Unless the context otherwise requires, “we,” “us,” “our,”, “Bioceres”, “BIOX,” and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

2.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Statement of compliance with IFRS as issued by IASB

The Consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”) following the accounting policies as set forth and summarized in Note 4. All IFRS issued by the IASB, effective at the time of preparing these Consolidated financial statements have been applied.

Authorization for the issue of the Consolidated financial statements

These Consolidated financial statements of the Group as of and for the years ended June 30, 2022, 2021 and 2020 have been authorized by the Board of Directors of Bioceres Crop Solutions on September 30, 2022.

Basis of measurement

The consolidated financial statements of the Group have been prepared using:

•       Going concern basis of accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.

•       Accrual basis of accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

Functional currency and presentation currency

a)       Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

The Group has applied IAS 29 for its subsidiaries in Argentina. IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether these are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. Inflation accumulated in three years, as of June 30, 2018, was over 100%. It was for this reason that, in accordance with IAS 29, the Argentine economy had to be considered as hyperinflationary since July 1, 2018.

F-12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to those agreements. Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

The inflation adjustment to the initial balances was calculated by means of a conversion factor derived from the Argentine price indexes published by the National Institute of Statistics.

The index as of June 30, 2022, 2021 and 2020 was 793.0278, 483.6049 and 321.9738, respectively.

The comparative figures in these consolidated financial statements presented in a stable currency are not adjusted for subsequent changes in the price levels or exchange rates.

Presentation currency

The consolidated financial statements of the Group are presented in US dollars.

Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising on the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the Consolidated statement of profit or loss and other comprehensive income as part of the profit or loss taking place upon such disposal.

Subsidiaries

Where the Group holds a controlling interest in an entity, such entity is classified as a subsidiary. The Group exercises control over such an entity if all three of the following elements are present: (i) the Group has the power to direct or cause the direction of the management and policies of the entity; (ii) the Group is exposed to the variable returns of such entity; and (iii) the Group has power to affect the variability of such returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

F-13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

De-facto control exists in situations where the Group has the practical ability to direct the relevant activities of an entity without holding the majority of the voting rights. In determining whether de facto control exists, the Group considers all relevant facts and circumstances, including:

-	The relative share of the Group’s voting rights with respect both the size and dispersion of other parties who hold voting rights;

-	Substantive potential voting rights held by the Group and by other parties;

-	Other contractual arrangements; and

-	Historic patterns in voting attendance.

The subsidiaries of the Group, all of which have been included in the consolidated financial statements of the Group, are as follows:

The Group holds a majority share of the voting rights in all its subsidiaries.

		Country of incorporation and principal place of		% Equity interest
Name	Principal activities	business	Ref	06/30/2022	06/30/2021	06/30/2020
RASA Holding, LLC	Investment in subsidiaries	United States		100.00%	100.00%	100.00%
Rizobacter Argentina S.A.	Microbiology Business	Argentina		80.00%	80.00%	80.00%
Rizobacter do Brasil Ltda.	Selling of agricultural inputs	Brazil	a	80.00%	79.99%	79.99%
Rizobacter del Paraguay S.A.	Selling of agricultural inputs	Paraguay	a	80.00%	79.92%	79.92%
Rizobacter Uruguay	Selling of agricultural inputs	Uruguay	a	80.00%	80.00%	80.00%
Rizobacter South Africa	Selling of agricultural inputs	South Africa	a	76.00%	76.00%	76.00%
Comer. Agrop. Rizobacter de Bolivia S.A.	Selling of agricultural inputs	Bolivia	a	80.00%	79.96%	79.96%
Rizobacter USA, LLC	Selling of agricultural inputs	United States	a	80.00%	80.00%	80.00%
Rizobacter India Private Ltd.	Selling of agricultural inputs	India	a	-	-	80.00%
Rizobacter Colombia SAS	Selling of agricultural inputs	Colombia	a	80.00%	80.00%	80.00%
Rizobacter France SAS	Research and development	France	a	80.00%	80.00%	80.00%
Bioceres Crops S.A.	Research and development	Argentina		90.00%	90.00%	90.00%
BCS Holding LLC	Investment in subsidiaries	United States		100.00%	100.00%	100.00%
Bioceres Semillas S.A.U.	Production and commercialization of seeds	Argentina		100.00%	100.00%	100.00%
Verdeca LLC	Research and development	United States	b	100.00%	100.00%	50.00%
Insumos Agroquímicos S.A.	Selling of agricultural inputs	Argentina	c	61.32%	50.10%	-
Bioceres Crops Do Brasil Ltda.	Selling of agricultural inputs	Brazil		100.00%	-	-

F-14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

a)        Indirect interests held through Rizobacter. The indirect equity interest participation included in this table was the 80% of the direct equity interest participation that Rizobacter owns in each entity.

b)        On November 12, 2020 we acquired from Arcadia Biosciences Inc (“Arcadia”) the remaining 50% ownership interest in Verdeca LLC (“Verdeca”). See Note 6.

c)        On April 9, 2021 we acquired a controlling interest in Insumos Agroquímicos S.A. (“Insuagro”). See Note 6.

Special purpose and structured entities (“SPE”)

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity and the relevant activities are directed by means of contractual arrangements. In this cases, we consider the purpose and design of the SPE, including a consideration of the risks the SPE was expected to be exposed to, the risks it was designed to pass on to the parties involved with the SPE and whether we are exposed to some or all of those risks or potential returns. One then considers which activities have a significant impact on the SPE’s returns and determines which parties have an ability to direct each of those activities.

The Group controls an SPE when is exposed, or has rights, to variable returns from its involvement with the SPE and has the ability to affect those returns through its power over the SPE.

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

New standards and interpretations adopted by the Group

The following new standards became applicable for the current reporting period and adopted by the Group. These amendments did not have a material impact on the Group.

Amendments to IFRS 16 - Covid-19-related Rent Concessions beyond June 2021

The International Accounting Standards Board extended by one year the application period of the practical expedient in IFRS 16 Leases to help lessees accounting for covid-19-related rent concessions. In response to calls from stakeholders and because covid-19 remains a pandemic, the Board has extended the relief by one year to cover rent concessions that reduce only lease payments due on or before 30 June 2022. The original amendment permitted lessees, as a practical expedient, not to assess whether particular rent concessions occurring as a direct consequence of the covid-19 pandemic are lease modifications and, rather, to account for those rent concessions as if they were not lease modifications

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform (Phase 2)

The Phase 2 amendments, Interest Rate Benchmark Reform—Phase 2, address issues that might affect financial reporting during the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate (replacement issues). In 2019, the Board issued its initial amendments in Phase 1 of the project.

The amendments are related to changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities; hedge accounting; and disclosures. They apply only to changes required by the interest rate benchmark reform to financial instruments and hedging relationships.

F-15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

New standards and interpretations not yet adopted by the Group

Amendments to IAS 1 - Classification of liabilities as current or non-current – Deferral of effective date

The amendment defers by one year the effective date of Classification of Liabilities as Current or Non-current, which amends IAS 1 Presentation of Financial Statements. Classification of Liabilities as Current or Non-current was issued in January 2020, effective for annual reporting periods beginning on or after January 1, 2022. However, in response to the covid-19 pandemic, the effective date was deferred by one year to provide companies with more time to implement any classification changes resulting from those amendments. Classification of Liabilities as Current or Non-current is now effective for annual reporting periods beginning on or after January 1, 2024. Earlier application of the amendments continues to be permitted.

These amendments are not expected to have material impact on the Group.

IFRS 17 Insurance Contracts

IFRS 17 was issued in May 2017 as replacement for IFRS 4 Insurance Contracts. It requires a current measurement model where estimates are re-measured in each reporting period. Contracts are measured using the building blocks of i) discounted probability-weighted cash flows, ii) an explicit risk adjustment, and (iii) a contractual service margin (CSM) representing the unearned profit of the contract which is recognized as revenue over the coverage period.

The standard allows a choice between recognizing changes in discount rates either in the statement of profit or loss or directly in other comprehensive income. The choice is likely to reflect how insurers account for their financial assets under IFRS 9.

An optional, simplified premium allocation approach is permitted for the liability for the remaining coverage for short duration contracts, which are often written by non-life insurers.

There is a modification of the general measurement model called the ‘variable fee approach’ for certain contracts written by life insurers where policyholders share in the returns from underlying items. When applying the variable fee approach, the entity’s share of the fair value changes of the underlying items is included in the CSM. The results of insurers using this model are therefore likely to be less volatile than under the general model.

The new rules will affect the financial statements and key performance indicators of all entities that issue insurance contracts or investment contracts with discretionary participation features.

The new rule is effective for financial years beginning on or after January 1, 2023.

The new rule is not expected to have material impact on the Group.

Amendments to IFRS 17

These amendments aimed at helping companies implement IFRS 17 and making it easier for them to explain their financial performance.

The fundamental principles introduced when the Board first issued IFRS 17 in May 2017 remain unaffected. The amendments, which respond to feedback from stakeholders, are designed to: reduce costs by simplifying some requirements in the Standard; make financial performance easier to explain; and ease transition by deferring the effective date of the Standard to 2023 and by providing additional relief to reduce the effort required when applying IFRS 17 for the first time.

F-16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

These amendments are not expected to have material impact on the Group.

Annual Improvements to IFRS Standards 2018–2020

The following improvements were finalized in May 2020:

• IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

• IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

• IFRS 1 First-time Adoption of International Financial Reporting Standards – allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.

• IAS 41 Agriculture – removal of the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

The new standard is effective for financial years beginning on or after January 1, 2022.

These amendments are not expected to have material impact on the Group.

Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before intended use

The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities.

The amendments are effective for annual periods beginning on or after January 1, 2022.

These amendments are not expected to have material impact on the Group.

Amendments to IFRS 3 - Reference to the Conceptual Framework

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date.

The amendments are effective for financial years beginning on or after January 1, 2022.

These amendments are not expected to have material impact on the Group.

F-17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Amendments to IAS 37 - Onerous Contracts – Cost of Fulfilling a Contract

The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognizing a separate provision for an onerous contract, the entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract.

The amendments are effective for financial years beginning on or after January 1, 2022.

These amendments are not expected to have material impact on the Group.

Amendments to IAS 12- Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The IASB has amended IAS 12, 'Income taxes', to require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.

IAS 12 was amended to include an additional condition where the initial recognition exemption is not applied. According to the amended guidance, a temporary difference that arises on initial recognition of an asset or liability is not subject to the initial recognition exemption if that transaction gave rise to equal amounts of taxable and deductible temporary differences.

The amendments are effective for financial years beginning on or after January 1, 2023.

These amendments are not expected to have material impact on the Group.

Amendments to IAS 8-Definition of Accounting Estimates

These amendments help entities to distinguish between accounting policies and accounting estimates making a distinction between how an entity should present and disclose different types of accounting changes in its financial statements. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”

The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted.

These amendments are not expected to have material impact on the Group.

Amendments to IAS 1 and IFRS Practice Statement 2- Disclosure of Accounting Policies

An entity is now required to disclose its material accounting policy information instead of its significant accounting policies. The amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial.

The amendments are applied prospectively and are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted.

These amendments are not expected to have material impact on the Group.

F-18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Amendments to IFRS 17 – Initial Application of IFRS 17 and IFRS 9 comparative information

The amendment is a transition option relating to comparative information about financial assets presented on initial application of IFRS 17. The amendment is aimed at helping entities to avoid temporary accounting mismatches between financial assets and insurance contract liabilities, and therefore improve the usefulness of comparative information for users of financial statements.

These amendments are not expected to have material impact on the Group.

The amendments are effective for financial years beginning on or after January 1, 2023.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1.	Cash and cash equivalents

For the purposes of the statements of financial position and statements of cash flows, cash and cash equivalents include cash on hand and in banks and short-term highly liquid investments. Investments can be readily convertible to known amounts of cash and they are subject to insignificant risk of changes in value. In the consolidated statements of financial position, bank overdrafts are included in borrowings within current liabilities.

4.2.	Financial assets

The Group measures its financial assets at initial recognition at fair value.

The Group classifies its financial assets as financial assets measured at amortized cost (using the effective interest method) on the basis of both:

-	The Group’s business model for managing the financial assets; and

-	The contractual cash flows characteristics of the financial asset.

The Group has not irrevocably designated a financial asset as measured at fair value through profit or loss to eliminate or significantly reduce a measurement or recognition inconsistency.

Financial assets at fair value through profit or loss are measured at fair value through profit and loss due to the business model used in their negotiation and/or the contractual characteristics of their cash flows.

Estimates

The Group makes estimates of uncollectability of its recorded receivables. Management analyzes trade account receivables in accordance with conventional criteria, adjusting the amount through a charge of an allowance for bad debts upon recognition of the inability of third parties to afford their financial obligations to the Group. Management specifically analyzes the accounts receivable, the historical bad debts, solvency of customers, current economic trends and the changes to the payment conditions of customers to assess the adequate allowance for bad debts.

Offsetting of financial assets with financial liabilities

Financial assets and liabilities are offset and presented for their net amount in the statements of financial position only when the Group has the right, legally enforceable, to compensate the recognized amounts and has the intention to liquidate for the net amount or to settle the asset and cancel the liability simultaneously.

4.3.	Inventories

Inventories are recognized at cost initially and subsequently at the lower of cost and net realizable value. Cost comprises all costs of purchase and conversion as well as other costs incurred in bringing the inventories to their present location and condition.

F-19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Weighted average cost is used to determine the cost of ordinarily interchangeable items.

Estimates

The Group assesses the recoverability of inventories considering their sale price, whether the inventories are damaged and whether they have become obsolete in whole or in part.

Net realizable value is the sale price estimated to be attained in the ordinary course of business, less costs of completion and other selling expenses.

The Group sets up an allowance for obsolescence or slow-moving inventories in relation to finished and in-process products. The allowance for obsolescence or slow-moving inventories is recognized for finished products and in-process products based on an analysis by Management of the aging of inventory stocks.

4.4.	Biological assets

Within current assets, growing crops are included as biological assets, from the moment of sowing until the moment of harvest (approximately 5 to 7 months depending on the crop). At harvest time the biological assets are transformed into agricultural products, including seed varieties for resale, and incorporated into the inventory.

Costs are capitalized as biological assets if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Group capitalizes costs such as: planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others.

Biological assets, both at initial recognition and at each subsequent reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.

Gains and losses that arise from measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise in the line item “Initial recognition and changes in fair value of biological assets”.

From the harvest time, agricultural products are valued at net realizable value because there is a market asset, and the risk of non-sale is non-significant.

Generally, the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors, including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.

F-20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

4.5.	Business combinations

The Group applies the acquisition method to account for business combinations. The acquisition cost is measured as the aggregate of the consideration transferred for the acquisition of a subsidiary, which is measured at fair value at the acquisition date, and the amount of any non-controlling interest in such subsidiary. The Group recognizes any non-controlling interest in a subsidiary at the non-controlling interest’s proportionate share of the recognized amounts of subsidiary’s identifiable net assets. The acquisition related costs are expensed as incurred.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. The contingent consideration is classified as an asset or liability that is a financial instrument under IFRS 9 is measured at fair value through profit or loss.

Goodwill is initially measured at cost, which is the excess of the aggregate of the consideration transferred and the amount of the non-controlling interest and any previous interest carried over the net identifiable assets acquired, and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated to each of the cash-generating units of the Group that is expected to benefit from the synergies of the combination, without considering whether other assets or liabilities of the subsidiary are allocated to those units.

Any impairment in the carrying value is recognized in the consolidated statement of comprehensive income. In the case of acquisitions in stages, prior to the write-off of the previously held equity interest in the subsidiary, said interest is re-measured at fair value as of the date of acquisition of control over the subsidiary. The result of the re-measurement at fair value is recognized in profit or loss.

When a seller in a business combination has contractually agreed to indemnify the Group for the result of a contingency or uncertainty related to the entirety or a portion of an asset or liability, the Group recognizes an indemnification asset. The indemnification asset is measured on the same basis as the indemnification item. At the end of each period, the Group measures the indemnification assets recognized at the acquisition date on the same basis as the indemnified liability, subject to any contractual limitation on the amount and, for an indemnification asset that is not periodically measured at fair value, based on Management’s assessment of the recoverability of the indemnification asset. The Group derecognizes the indemnification asset when it collects or sells it, or when it loses the right over it.

4.6.	Business combination under common control

Common control of business combination is excluded from the scope of IFRS 3. There is no other specific guidance on this topic elsewhere in IFRS. Therefore, management needs to use judgement to develop an accounting policy that provides relevant and reliable information in accordance with IAS 8. Management accounting police choice for business combination under common control is “Predecessor value method”. A Predecessor value method involves accounting for the assets and liabilities of the acquired business using existing carrying values. Differences between the carrying value and the amount payable should be accounted as an equity contribution.

Management’s accounting policy choice is to use a prospective presentation method.

4.7.	Impairment of non-financial assets (excluding inventories and deferred tax assets)

Impairment tests on goodwill and intangible assets not yet available for use are undertaken annually at the end of the reporting period. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

F-21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows (its Cash Generating Unit or CGU). Goodwill is allocated on initial recognition to each of the Group's CGUs that are expected to benefit from a business combination that gives rise to the goodwill.

Impairment charges are included in profit or loss, except to the extent they reverse gains previously recognized in other comprehensive income. An impairment loss recognized for goodwill is not reversed.

Estimate

Impairment testing of goodwill and intangible assets not yet available for use requires the use of significant assumptions for the estimation of future cash flows and the determination of discount rates. The significant assumptions and the determination of discount rates for the impairment testing of goodwill are further explained in Note 7.9.

4.8.	Joint arrangements

An associate is an entity over which the Group exerts significant influence. Significant influence is the power to participate in financial and operating policy decision-making at such entity, but it does not involve control or joint control over those policies.

The Group is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

The Group classifies its interests in joint arrangements as either:

-	Joint ventures: where the group has rights to only the net assets of the joint arrangement.

-	Joint operations: where the group has both the rights to the assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

-	The structure of the joint arrangement;

-	The legal form of joint arrangements structured through a separate vehicle;

-	The contractual terms of the joint arrangement agreement; and

-	Any other facts and circumstances (including any other contractual arrangements).

The Group accounts for its interests in joint ventures using the equity method, where the Group’s share of post-acquisition profits and losses and other comprehensive income is recognized in the Consolidated statement of profit and loss and other comprehensive income.

Losses in excess of the Group’s investment in the joint venture are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Profits and losses arising on transactions between the Group and its joint ventures are recognized only to the extent of unrelated investors’ interests in the joint venture. The Group’s share in a joint venture’s profits and losses resulting from a transaction is eliminated against the carrying amount of investment in the joint venture through the line “share of profit (or loss) of joint ventures” in the Consolidated statements of profit or loss and other comprehensive income.

F-22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Any premium paid for an investment in a joint venture above the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the investment in the joint venture. Where there is objective evidence that the investment in a joint venture has been impaired, the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

When the Group loses significant influence in an associate or joint control over a joint venture, it measures and recognizes any investment held at fair value. Any difference between the carrying amount of the associate or joint venture when losing significant influence or joint control and the fair value of the held investment and sale revenue are recognized in profit or loss.

The Group accounts for its interests in joint operations by recognizing its share of assets, liabilities, revenues and expenses in accordance with its contractually conferred rights and obligations.

For all joint arrangements structured in separate vehicles the Group must assess the substance of the joint arrangement in determining whether it is classified as a joint venture or joint operation. This assessment requires the Group to consider whether it has rights to the joint arrangement’s net assets (in which case it is classified as a joint venture), or rights to and obligations for specific assets, liabilities, expenses, and revenues (in which case it is classified as a joint operation).

Upon consideration of the factors mentioned above, the Group has determined that all of its joint arrangements except the operation with Espartina S.A. (see below) are structured through separate vehicles only give it rights to the net assets and are therefore classified as joint ventures (Note 13).

Rizobacter entered into an agreement with Espartina S.A. (“Espartina”) to share its business of producing grain crops. The joint operation is classified as a joint agreement as established in IFRS 11, while the parties are entitled to the assets and obligations over the related liabilities. Rizobacter recognizes as a joint operator, in relation to its participation, assets, liabilities, income and expenses. The production obtained is distributed according to the contributions made by each party. See Note 7.6.

Estimates

There is considerable uncertainty regarding Management’s estimates of the Group’s ability to recover the carrying amounts of the investments in joint ventures, since such estimates depend on the joint ventures’ ability to generate sufficient funds to complete the development projects, the future outcome of the project deregulation process and the amounts and timing of the cash flows from projects, among other future events.

Management assesses whether there are impairment indicators and, if any, it performs a recoverability analysis.

Management estimates of the recoverability of these investments represent the best estimate based on available evidence, the existing facts and circumstances, using reasonable and provable assumptions in the cash flow projections.

Therefore, the consolidated financial statements do not include adjustments that would be required if the Group were unable to recover the carrying amount of the above-mentioned assets by generating sufficient economic benefits in the future.

When the Group acquired control of Rizobacter, it also acquired the joint control of Synertech. Therefore, the investment in Synertech was added at the time of initial recognition of the acquisition at fair value. The determination of the fair value of Synertech at the acquisition date is based on the application of a future cash flow present value technique. The main assumptions considered in determining fair value relate to the applicable discount rate and to the projections of higher revenue from sales of micro-granulated fertilizers.

F-23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

4.9.	Property, plant and equipment

Property, plant and equipment items are initially recognized at cost. In addition to the purchase price, cost also includes costs directly attributable to such property, plant and equipment items. There are no unavoidable costs with respect to dismantling and removing items. The cost of property, plant and equipment items acquired in a business combination is their fair value at the acquisition date.

Depreciation is calculated using the straight-line method to allocate the property, plant or equipment items’ cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

Research instruments: 3 to 10 years

Office equipment: 5 to 10 years

Vehicles: 5 years

Computer equipment and software: 3 years

Fixture and fittings: 10 years

Machinery and equipment: 5 to 10 years

Buildings: 50 years

Useful lives and depreciation methods are reviewed every year as required by IAS 16.

Assets under items Land and Buildings, are accounted for at fair value arising from the last revaluation performed, applying the revaluation model indicated by IAS 16. Revaluations are performed on a regular basis, when there are signs that the book value differs significantly from that to be determined using the fair value at the end of the reporting year.

To obtain fair values, the existence of an active market is considered for the assets in their current status. For those assets for which an active market in their current status exists, the fair values were determined based on their market values. For the remaining cases, the market values of comparable new assets are analyzed, applying a discount based on the status and wear of each asset and considering the characteristics of each of the revalued assets (for example, improvements made, maintenance status, level of productivity, use, etc.

Estimates

The Group carries certain classes of property, plant and equipment under the revaluation model under IAS 16. The revaluation model requires that the Group carry property, plant and equipment at revalued amounts, being fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. IAS 16 requires that the Group carry out these revaluations with sufficient regularity so that the carrying amounts of its property, plant and equipment do not differ materially from that which would be determined using fair value at the end of a reporting period. The determination of fair value at the date of revaluation requires judgments, estimates and assumptions based on market conditions prevailing at the time of any such revaluation. Changes to any of the Group’s judgments, estimates or assumptions or to the market conditions subsequent to a revaluation will result in changes to the fair value of property, plant and equipment.

F-24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

The Group prepares the corresponding revaluations on a regular basis taking into account the work of independent appraisers. The Group uses different valuation techniques depending on the class of property being valued. Generally, the Group determines the fair value of its industrial buildings and warehouses based on a depreciated replacement cost approach. The Group determines the fair value of its land based on active market prices adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, the Group may use alternative valuation methods, such as recent prices in less active markets.

Property valuation is a significant area of estimation uncertainty. Fair values are prepared regularly by Management, taking into account independent valuations. The determination of fair value for the different classes of property, plant and equipment is sensitive to the selection of various significant assumptions and estimates. Changes in those significant assumptions and estimates could materially affect the determination of the revalued amounts of property, plant and equipment. The Group utilizes historical experience, market information and other internal information to determine and/or review the appropriate revalued amounts.

The following are the most significant assumptions used in the preparation of the revalued amounts for its classes of property, plant and equipment:

a)      Land: The Group generally uses the market price of a square meter of land for the same or similar location as the most significant assumption to determine the revalued amount. The Group typically uses comparable land sales in the same location to assess appropriateness of the value of its land. A 10% increase or decrease in the market price of land could have an impact of $ 0.3 million on the revalued amount of its land.

b)      Industrial buildings and warehouses: The Group generally determines the construction cost of a new asset and then the Group adjusts it for normal wear and tear. Construction prices may include, but are not limited to, construction materials, labor costs, installation and assembly costs, site preparation, professional fees and applicable taxes. Construction costs may differ significantly from year to year and are subject to macroeconomic changes in the economy where the Group operates, such as the impact of inflation and foreign exchange rates. The construction cost of its industrial buildings and warehouses is determined on a US dollar per constructed square meter basis, while the construction cost of its mills, facilities and grain storage facilities is determined by reference to their total capacity measured in tons milled or stored, respectively. A 5% increase or decrease in the construction costs or the estimate of normal wear and tear relating to such assets could have an impact of $ 1.4 million on their revalued amounts.

Increases in the carrying amounts arising on revaluation of land and buildings are recognized, net of tax, in other comprehensive income and accumulated in reserves in shareholders’ equity. To the extent that the increase reverses a decrease previously recognized in profit or loss, the increase is first recognized in profit or loss. Decreases that reverse previous increases of the same asset are first recognized in other comprehensive income to the extent of the remaining surplus attributable to the asset; all other decreases are charged to profit or loss.

4.10.	Leased assets

Until June 30, 2019 the Group classified its leases at the inception as finance or operating leases. Leases were classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases were classified as operating leases and charged to the statements of income in a straight-line basis over the period of the lease. Finance leases were capitalized at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, were included as “Borrowings”.

As of the effectiveness of IFRS 16, the Group began applying it and recognized the cumulative initial effect as an adjustment to the opening equity at the date of initial application. The comparative information was not restated.

F-25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard: (i) the use of a single discount rate to a portfolio of leases with reasonably similar characteristics, (ii) reliance on previous assessments on whether leases are onerous, (iii) the accounting for operating leases with a remaining lease term of less than 12 months, as at July 1, 2019, as short-term leases, (iv) the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and (v) the use of hindsight in determining the lease term, where the contract contains options to extend or terminate the lease.

4.11.	Intangible assets

a)	Externally acquired intangible assets

Externally acquired intangible assets are initially recognized at acquisition date fair value (which is considered as their cost). After initial recognition, those assets are measured at cost less accumulated amortization and accumulated impairment losses.

Intangible assets acquired from third parties have an estimated useful life as follows (in years):

Software: 3 years

Trademarks and patents: 5 years

Certification ISO Standards: 3 years

Useful lives and amortization methods are reviewed every year as required by IAS 38.

Estimates

The Group acquired certain intangible assets from Arcadia (Note 6). To value those intangible assets, valuation techniques generally accepted in the market were applied, based mainly on the revenue approach (such as excess earnings, relief from royalty, and with or without), considering the characteristics of the assets to be valued and available information to estimate their acquisition date fair value. Application of these valuation techniques requires the use of several assumptions related to future cash flows and the discount rate.

b)	Internally generated intangible assets (development costs)

Expenditure on internally developed products is capitalized if it can be demonstrated that:

-	It is technically feasible to develop the product for it to be sold;

-	Adequate resources are available to complete the development;

-	There is an intention to complete and sell the product;

-	The Group is able to sell the product;

-	Sale of the product will generate future economic benefits; and

-	Expenditure on the project can be measured reliably.

F-26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in the consolidated statement of profit or loss and other comprehensive income as incurred (Note 8.3).

Capitalized development costs are amortized using the straight-line method over the periods the Group expects to benefit from selling the products developed (Note 7.8).

Useful lives and amortization methods are reviewed every year as required by IAS 38.

The research and development process can be divided into several discrete steps or phases, which generally begin with discovery, validation and development and end with regulatory approval and commercial launch. The process for developing seed traits is relatively similar for both GM and non-GM traits. However, the two differ significantly in later phases of development. For example, obtaining regulatory approval for GM seeds is a far more comprehensive and lengthy process than for non-GM seeds. Although breeding programs and industrial biotechnology solutions may have shorter or simpler phases than those described below, the Group has used the industry consensus for seed-trait development phases to characterize its technology portfolios, which is generally divided into the following six phases:

i) Discovery: The first phase in the technology development process is the discovery or identification of candidate genes or genetic systems, metabolites, or microorganisms potentially capable of enhancing specified plant characteristics or enabling an agro-industrial biotech solution.

ii) Proof of concept: Upon successful validation of the technologies in model systems (in vitro or in vivo), promising technologies graduate from discovery and are advanced to the proof of concept phase. The goal of this phase is to validate a technology within the targeted organism before moving forward with technology escalation activities or extensive field validation.

iii) Early development: In this phase, field tests commenced in the proof of concept phase are expanded to evaluate various permutations of a technology in multiple geographies and growing cycles, as well as other characteristics in order to optimize the technology’s performance in the targeted organisms. The goal of the early development phase is to identify the best mode of use of a technology to define its performance concept.

iv) Advanced development and deregulation: In this phase, extensive field tests are used to demonstrate the effectiveness of the technology for its intended purpose. In the case of GM traits, the process of obtaining regulatory approvals from government authorities is also initiated during this phase, and tests are performed to evaluate the potential environmental impact of modified plants. For solutions involving microbial fermentation, industrial-scale runs are conducted.

v) Pre-launch: This phase involves finalizing the regulatory approval process and preparing for the launch and commercialization of the technology. The range of activities in this phase includes seed increases, pre-commercial production, and product and solution testing with selected customers. Usually, a more detailed marketing strategy and preparation of marketing materials occur during this phase.

vi) Product launch: In general, this phase, which is the last milestone of the research and development process, is carried out by the Group, the joint ventures and/or the Group’s technology licensees. When technology is commercialized through the joint ventures or technology licensees, a successful product launch will trigger royalty payments to the Group, which are generally calculated as a percentage of the net sales realized by the technology and captured upon commercialization.

Demonstrability of technical feasibility generally occurs when the project reaches the “advanced development and deregulation” phase because at this stage success is considered to be probable.

F-27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

c)	Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at acquisition date fair value (which is considered as their cost). After initial recognition, those assets are measured at cost less accumulated amortization and accumulated impairment losses in the same manner as intangible assets acquired separately.

Intangible assets acquired in a business combination have an estimated useful life as follows (in years):

Product registration: 5 years

Customer loyalty: 14 - 26 years

Estimates

The Group acquired certain intangible assets from Rizobacter and Insuagro in the business combinations. To value those intangible assets, valuation techniques generally accepted in the market were applied, based mainly on the revenue approach (such as excess earnings, relief from royalty, and with or without), considering the characteristics of the assets to be valued and available information to estimate their acquisition date fair value. Application of these valuation techniques requires the use of several assumptions related to future cash flows and the discount rate.

4.12.	Financial liabilities

The Group measures its financial liabilities at initial recognition at fair value.

The Group classifies all its financial liabilities as financial liabilities measured at amortized cost (using the effective interest rate method), except for Private warrants that were measured at fair value. Private warrants did not reach the fixed-for-fixed’ condition and were classified as a financial liability and valued at its fair value applying a simulation model of the share price trajectory under the hypothesis of geometric Brownian motion. See Note 7.16.

In the case of the private warrants designated as a whole at fair value through profit or loss, the amount of the change in fair value was recognized as a financial result.

Estimates

The Group designated private warrants as a whole at fair value. Management of the Group periodically evaluated the appropriate valuation techniques and data used in the fair value measurement and estimation of changes in fair value derived from changes in the inputs. In estimating the fair value of those financial liabilities, the Group use observable market inputs as far as possible.

Information about the valuation techniques and significant assumptions used is detailed in Note 15.

4.13.	Warrants

The warrants are an equity instrument only if (a) the instrument includes no contractual obligation to deliver cash or another financial asset to another entity and (b) if the instrument will or may be settled in the issuer's own equity instruments, it is either a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments or a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments (“fixed-for-fixed’ condition”).

F-28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Public warrants were classified as an equity instrument as they comply with the ‘fixed-for-fixed’ condition. Founder warrants and Bioceres warrants (as a group, the “Private warrants”) instead were classified as financial liabilities.

Estimates

The estimate of the fair value of Private warrants required a determination of which factors were most appropriate to the pricing model, including the expected life of the option and the expected volatility of the share price upon the basis of which hypotheses were made. The Group measured the fair value of these instruments by applying a simulation model of the share price trajectory under the hypothesis of Brownian Motion. The hypotheses used for the estimate of the fair value of these instruments are disclosed in Note 7.16.

4.14.	Convertibles notes

The convertible notes were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity component was measured as the residual amount that results from deducting the fair value of the liability component from the initial carrying amount of the instrument. The fair value of the consideration of the liability component was measured first at the fair value of a similar liability (including any embedded non-equity derivative features, such as an issuer’s call option to redeem the bond early) that does not have any associated equity conversion option.

The Group’s policy choice is to consider if the instrument meets the ‘fixed for fixed’ condition, as the strike price is pre-determined at inception and only varies over time, and it is therefore classified as equity. As regards to the mandatory conversion feature (Note 7.17), as it is a contingent settlement provision, the Group decided to measure the liability component at initial recognition, based on its best estimate of the present value of the redemption amount and allocated the residual to the equity component.

4.15.	Employee benefits

Employee benefits are expected to be settled wholly within 12 months after the end of the reporting period and are presented as current liabilities.

The accounting policies related to incentive payments based on shares are detailed in Note 4.22.

4.16.	Provisions

The Group has recognized provisions for liabilities of uncertain timing or amount. The provision is measured at the best estimate of the expenditure required to settle the obligation at the end of the reporting period, discounted at a pre-tax rate reflecting current market assessments of the time value of money and risks specific to the liability.

4.17.	Change in ownership interest in subsidiaries without change of control

Transactions with non-controlling interest that do not result in a loss of control are accounted for as equity transactions - ie., as transactions with the owners  in their capacity as owners. The recorded value corresponds to the difference between the fair value of the consideration paid and/or received and the relevant share acquired and/or transferred of the carrying value of the net assets of the subsidiary.

4.18.	Revenue recognition

Revenue is measured at fair value of consideration received or receivable.

F-29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Revenue from ordinary activities from contracts with customers is recognized and measured based on a five-step model, namely:

• Identification of the contract with the client. A contract is an agreement between two or more parties, which creates rights and obligations for the parties involved.

• Identification of performance obligations, issuing as such a commitment arising from the contract to transfer a good or service.

• Determination of the price of the transaction, in reference to the consideration for satisfying each performance obligation.

• Assignment of the transaction price between each of the performance obligations identified, based on the methods described in the standard.

• Revenue recognition when the performance obligations identified in contracts with customers are met, at any given time or over a period of time.

a)	Sale of goods

Revenue from the sale of goods is recognized when all the following conditions have been satisfied:

(i)     the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

(ii)    the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

(iii)   the amount of revenue can be measured reliably;

(iv)   it is probable that the economic benefits associated with the transaction will flow to the Group; and

(v)    the costs incurred or to be incurred in respect of the transaction can be measured reliably.

In the case of sales made with where delivery is delayed at the buyer's request but the buyer assumes ownership and accepts the invoice, revenue is recognized when the buyer assumes ownership, provided that:

-	It must be probable that delivery will take place;

-	The goods must be on hand, identified and be ready for delivery to the buyer at the time the sale is recognized

-	The buyer must specifically acknowledge the deferred delivery instructions; and

-	The usual payment terms must apply.

No revenue is recognized when there is only an intention to purchase or produce the goods in time for delivery.

b)	Rendering of services

When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with the transaction is recognized by reference to the stage of completion of the transaction at the end of the reporting period. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied:

(i)    the amount of revenue can be measured reliably;

F-30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

(ii) it is probable that the economic benefits associated with the transaction will flow to the entity;

(iii) the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

(iv) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

The stage of completion for research and development services is generally determined on the basis of internal records of execution of the performed tasks of the respective work plan.

For practical purposes, when services are performed by an indeterminate number of acts over a specified period of time, revenue is recognized on a straight-line basis over the specified period unless there is evidence that some other method better represents the stage of completion.

When a specific act is much more significant than any other acts, the recognition of revenue is postponed until the significant act is executed.

c)	Licenses and royalties

Licenses and royalties are recognized when it is probable that the economic benefits associated with the transaction will flow to the Group; and the amount of revenue can be measured reliably.

Fees and royalties paid for the use of the Group’s assets are normally recognized in accordance with the substance of the agreement.

When a licensee has the right to use certain technology for a specified period of time, revenue is recognized on a straight-line basis over the life of the agreement.

An assignment of rights for a fixed fee or non-refundable guarantee under a non-cancellable contract which permits the licensee to exploit those rights freely and the licensor has no remaining obligations to perform is, in substance, a sale. In such cases, revenue is recognized at the time of sale.

In some cases, whether or not a license fee or royalty will be received is contingent on the occurrence of a future event. In such cases, revenue is recognized only when it is probable that the fee or royalty will be received, which is normally when the event has occurred.

4.19.	Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset. Management elected this accounting policy because the Group determined it better shows the financial effect of government grants in the Consolidated financial statements.

When the Group receives grants of non-monetary assets, the asset and the grant are recorded at nominal amounts and released to profit or loss over the expected useful life of the asset.

The difference between the money obtained under government loans at subsidized rates and the carrying amount of those loans is treated as a government grant, in accordance with IAS 20.

F-31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

4.20.	Borrowing costs

Borrowing costs, either generic or specific, attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale (qualifying assets) are included in the cost of the assets until the moment that they are substantially ready for use or sale. Income earned on the temporary investments of funds generated in specific borrowings still pending use in the qualifying assets, are deducted from the total of financing costs potentially eligible for capitalization.

All other loan costs are recognized under financial costs, through profit and loss.

4.21.	Income tax and minimum presumed income tax

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the Consolidated statement of financial position differs from its tax base, except for differences arising on:

-     The initial recognition of goodwill;

-     The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and

Investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the deferred tax liabilities / (assets) are settled / (recovered).

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

-     The same taxable entity within the Group, or

-     Different entities within the Group which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

4.22.	Share-based payments

Certain executives and directors of the Group were granted incentives in the form of shares and options to purchase Bioceres Crop Solutions shares as consideration for services.

The cost of these share-based transactions is determined based on their fair value at the date upon which such incentives are granted using a valuation model that is appropriate in the circumstances.

This cost is recognized as an expense together with an increase in equity throughout the period in which the service or performance conditions are satisfied (i.e., the vesting period). The accumulated expense recorded in connection with these transactions at the end of each year until the vesting date reflects the time elapsed between the vesting period and Management’s best estimate of the number of equity instruments that will vest. The charge to income/loss for the period represents the variation in the accumulated expense recorded between the beginning and the end of the year.

F-32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Non-market related service and performance conditions are not taken into account when determining the grant date fair value of the equity instruments, but the probability that the conditions are fulfilled is assessed as part of Management’s best estimate of the number of equity instruments that will vest. Market-related performance conditions are reflected in the grant date fair value. Any other conditions related to equity-settled share-based payment transactions but without a service requirement are considered as non-vesting conditions. Non-vesting conditions are reflected in the fair value of the equity instruments and are charged to income/loss immediately unless there are service and/or performance conditions as well.

No amount is recognized for transactions that will not vest because non-market related performance conditions and/or service conditions were not satisfied. When transactions include market-related conditions or non-vesting conditions, the transactions are considered to be vested, irrespective of whether a market-related condition or the non-vesting condition is satisfied, provided that all the other performance and/or service conditions are met.

When the terms and conditions of an equity-settled share-based payment transaction are modified, the minimum expense recognized is the grant date fair value, unmodified, provided that the original terms have been complied with. An additional expense, measured at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee.

When the transaction is settled by the Bioceres Crop Solutions or by the counterparty, any remainder of the fair value is charged to income immediately.

The dilutive effect of current options is considered in the calculation of the diluted earnings per share.

Estimates

The estimate of the fair value of equity-settled share-based payment transactions requires a determination to be made of the most adequate option pricing model to apply depending on the terms and conditions of the arrangement. This estimate also requires a determination of those factors most appropriate to the pricing model, including the expected life of the option and the expected volatility of the share price upon the basis of which hypotheses are made. The Group measures the fair value of these transactions at the grant date applying the Black-Scholes formula adjusted to consider the possible dilutive effect of the future exercise of the share options granted on their estimated fair value at grant date, as established in paragraph B41 of IFRS 2. The hypotheses used for the estimate of the fair value of these transactions are disclosed in Note 18 and will not necessarily take place in the future.

5.	CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The Group makes certain estimates and assumptions regarding the future. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below.

Critical estimates

-     Estimate of the trade receivables impairment provision (Note 4.2).

-     Estimate of the inventory obsolescence allowance (Note 4.3).

-     Capitalization and impairment testing of development costs (Notes 4.7).

-     Impairment of goodwill (Notes 4.7).

-     Recoverability of investments in joint ventures (Note 4.8).

F-33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

-     Fair value of land and buildings (Note 4.9).

-     Identification and fair value of identifiable intangible assets arising in acquisitions (Note 4.11 y 4.7).

-     Share-based payments (Notes 4.22).

-     Recognition and recoverability of deferred tax assets and credit for minimum presumed income tax (Note 9).

-     Classification of the Convertible Notes as compound instruments and determination of fair value of the liability component from the initial carrying amount (Note 4.14).

6.	ACQUISITIONS

Acquisition of Insuagro

On April 9, 2021, as part of the reorganization process of the crop protection business segment, we acquired a controlling interest in Insuagro, an Argentine public company. The interest acquired is represented by a total of 11,022,000 shares, distributed as follows: (i) 2,749,390 ordinary, registered shares of AR$ 0.10 nominal value each and five votes per share, denominated Class A; and (ii) 8,272,610 ordinary, registered shares of Pesos 0.10 nominal value each and one vote per share, denominated Class B, jointly representing 50.1% of equity interest and 55.05% of voting interest. At closing, two Insuagro directors (of three total members) were replaced by two directors of Bioceres

Acquiring control over Insuagro, we also acquired control over two SPEs. SPEs are financial trust on public offering, whose underlying assets are trade receivables from Insuagro (trade receivables securitization). Insuagro is the administrator of the receivables, acts as the collection agent and has agreed to replace bad accounts receivable. Certificates of Participation issued by each SPEs are owned by Insuagro.

The consideration for the acquisition was $0.282 per share, totaling an amount of $3.1 million (the “Fixed Price”). At the issuance of this financial statements, we paid $1.1 million, and the rest is payable in two installments due August 31, 2023 and 2024 for an amount of $0.9 million and $1.2 million, respectively. The amount payable will accrue an interest annual rate of 5.5%. The Fixed Price may be increased up to 3.5x Adjusted EBITDA (as defined in the share exchange agreement) per share to be measured in each annual reporting period.

Fair value of the consideration of payment

Cash payment	200,000
Financed payment	2,625,335
Contingent payment	951,622
Total consideration	3,776,957

The consideration of payment was measured at fair value, which was calculated as the sum of the acquisition-date fair values of the assets transferred, and the liabilities incurred. The fair values measured were based on discounting future cash flow using market discount rates. The difference between fair value and nominal value of consideration will be recognized as finance cost over the period the consideration will be paid.

F-34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Assets acquired, liabilities assumed, and non-controlling interest recognized.

Net assets incorporated

Cash and cash equivalents	555,804
Other financial assets	2,024,367
Trade receivables	17,536,888
Other receivables	419,877
Income and minimum presumed income taxes recoverable	117,229
Inventory	5,603,068
Deferred tax assets	106,952
Property, plant and equipment	1,662,516
Intangible assets	264,847
Trade and other payables	(17,311,906)
Borrowings	(5,928,748)
Employee benefits and social security	(201,472)
Deferred revenues and advances from customers	(301,017)

Revaluation of existing assets

Property, plant and equipment	289,529
Intangible assets	2,659,050
Deferred tax	(884,574)

Total net assets identified	6,612,410

Non-controlling interest	(3,305,543)

Goodwill	470,090

Total consideration	3,776,957

Goodwill is not expected to be deductible for tax purposes.

Non-controlling interest was measured at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

The amounts of revenue and profit or loss of the acquiree since the acquisition date included in the consolidated statement of comprehensive income for year ended June 30, 2021, were $7.6 million and ($0.2) million, respectively. The revenue and profit or loss of the combined entity for year ended June 30, 2021 as though the acquisition date for the business combination had been as of the beginning of the annual reporting period amount to $233.3 million and ($4.6) million, respectively.

As Insuagro is a public company listed in Bolsas y Mercados Argentinos S.A. ("BYMA"), and in accordance with the Capital Markets Law of Argentina, we made a mandatory public offer for the acquisition of the remaining Class B Shares for the minority shareholders who did not participate in the sale purchase agreement aforementioned. The total of shares subject to the offer and outstanding was 3,750,348 Class B Shares. The offer price payable for each Class B Share was $0.297 per share (average trading value of the last 6 months). This consideration could be adjusted, if applicable, based on the Company's Adjusted EBITDA in the same conditions mentioned before.

On August 2, 2021, the mandatory offer was completed, and we bought 2.467.990 shares. Consideration of payment was $0.7 million in cash and $0.26 million financed as a conditional payment. The Group has recognized in equity the difference between the amount by which the non-controlling interests were incorporated, and the fair value of the consideration paid.

F-35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

As of June 30, 2022, we owned 13,489,990 shares of Insuagro, which represent 61.32% of the share capital and 61.22% of the votes.

Finally, on August 31, 2022 and based on the adjusted EBITDA measured for the year ended June 30, 2022, the Fixed Price was increased up to $0.965 per share.

Acquisition of Verdeca and other intangibles assets

On November 12, 2020 we acquired from Arcadia the remaining ownership interest in Verdeca, a joint agreement formed by Bioceres and Arcadia in 2012 to develop second generation biotechnologies for soybean and to globally commercialize the HB4 Soy technology.

As part of the transaction, Bioceres has gained full access to and control of Verdeca´s vetted soybean library of gene-edited materials used to develop new quality and productivity traits for this crop, as well as exclusive rights to all Arcadia technologies that are applicable to soybean and in-licensing rights to Arcadia’s safflower and wheat traits and the related brands.

The complementary portfolio of materials being licensed includes wheat varieties that produce flour with 65% less gluten, ten times the dietary fiber content of conventional wheat flours, and oxidative stability, which extends the shelf life of whole flours and food products produced with these flours. In addition, these flours produce breads and other foods that are substantially equivalent in taste and all other aspects to conventional wheat.

In consideration for the acquisition of the above-mentioned rights and assets, Bioceres paid Arcadia at the closing of the transaction $5 million in cash and $15 million in equity consisting of 1,875,000 Bioceres common shares. Bioceres has relied on the exemption from the registration requirements of the Securities Act of 1933 under Section 4(a)(2) thereof, for a transaction by an issuer not involving any public offering. Bioceres will also pay Arcadia $2 million subject to Verdeca obtaining Chinese import clearance for HB4 Soy or achieving penetration of this technology in a minimum number of planted hectares. These payments do not include $1 million due to Arcadia post-closing as a reimbursement of costs associated with the transaction.

Following the transaction Bioceres agreed with Arcadia to make royalty payments equivalent to 6% of the net HB4 Soy technology revenues realized by Verdeca and capped at a maximum $10 million aggregate amount of royalty payments and a royalty payment equivalent to 25% of the net wheat technology revenues resulting from the in-licensed materials.

On April 22, 2022, Verdeca obtained the Chinese import clearance for HB4 and Bioceres has already paid the initial instalment of $0.5 million for the contingent payment mentioned before.

Acquisition of Moolec Science Ltd

On March 16, 2021, we acquired a 6% ownership interest, represented by 2,919,715 ordinary shares, in Moolec Science Ltd. (“Moolec”), a United Kingdom Molecular Farming company pursuing a hybrid concept between plant and cell-based technologies for the production of animal-free food solutions. Moolec has developed and fully de-regulated the world’s first bovine protein derived from modified safflower grain, a patented technology branded under the SPC name. In consideration for the acquisition, Bioceres transferred to Moolec the license to use and commercialize GLA/ARA safflower patents (Note 7.8).

F-36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

7.	INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

7.1.	Cash and cash equivalents

	06/30/2022	06/30/2021	06/30/2020
Cash at bank and on hand	32,912,886	28,327,569	20,176,452
Money market funds	562,380	7,718,544	22,346,409
	33,475,266	36,046,113	42,522,861

7.2.	Other financial assets

	06/30/2022	06/30/2021	06/30/2020
Current
Restricted short-term deposits	265,123	425,976	4,390,458
US Treasury bills	-	7,885,937	7,768,410
Other investments	5,136,010	2,849,485	1,277,525
	5,401,133	11,161,398	13,436,393

	06/30/2022	06/30/2021	06/30/2020
Non-current
Shares of Bioceres S.A.	444,870	355,251	321,705
Other investments	174,971	742,211	998
	619,841	1,097,462	322,703

Variations in the allowance for uncollectible trade receivables are reported in Note 7.18. The book value is reasonably approximate to the fair value given its short-term nature.

The book value is reasonably approximate to the fair value given its short-term nature.

7.3.	Trade receivables

	06/30/2022	06/30/2021	06/30/2020
Current
Trade debtors	111,950,965	87,709,287	53,047,035
Allowance for impairment of trade debtors	(7,142,252)	(5,858,503)	(3,886,832)
Shareholders and other related parties (Note 17)	640,258	-	1,090,004
Allowance for impairment of shareholders and other related parties (Note 17)	-	-	(768)
Allowance for credit notes to be issued	(1,961,463)	(2,987,398)	(2,285,197)
Trade debtors - Joint ventures and associates (Note 17)	22,429	221,048	120,992
Deferred checks	8,242,373	9,699,738	25,461,399
	111,752,310	88,784,172	73,546,633

Non-current
Trade debtors	200,412	135,739	-
	200,412	135,739	-

The book value is reasonably approximate to the fair value given its short-term nature.

F-37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

7.4.	Other receivables

	06/30/2022	06/30/2021	06/30/2020
Current
Taxes	9,071,643	6,048,533	2,205,342
Receivables for PPE sales	1,734,281	-	-
Other receivables - Other related parties (Note 17)	1,182	1,547	2,102
Other receivables - Parents companies and related parties to Parents (Note 17)	-	770,549	102,069
Other receivables - Joint ventures and associates (Note 17)	2,987,765	2,219,863	1,562,340
Prepayments to suppliers	4,648,164	1,646,614	379,914
Prepayments to suppliers - Shareholders and other related parties (Note 17)	-	132,625	81,737
Reimbursements over exports	10,549	10,547	29,077
Prepaid expenses and other receivables	1,110	1,021	128,650
Loans receivables	230,000	230,000	230,000
Miscellaneous	642,890	92,406	49,441
	19,327,584	11,153,705	4,770,672

	06/30/2022	06/30/2021	06/30/2020
Non-current
Taxes	218,159	862,771	328,701
Reimbursements over exports	2,036,040	1,680,371	1,293,958
Miscellaneous	-	-	80,914
	2,254,199	2,543,142	1,703,573

The book value of financial instruments in this note is reasonable.

7.5.	Inventories

	06/30/2022	06/30/2021	06/30/2020
Seeds	1,183,915	404,774	1,300,998
Resale products	35,080,737	21,368,521	13,843,157
Manufactured products	21,725,042	10,902,683	8,079,553
Goods in transit	4,340,232	1,169,303	1,292,239
Supplies	17,534,434	6,320,594	5,930,471
Agricultural products	47,284,512	21,984,626	-
Allowance for obsolescence	(1,104,750)	(1,112,950)	(1,107,870)
	126,044,122	61,037,551	29,338,548

The roll-forward of allowance for obsolescence is in Note 7.18. Inventories recognized as an expense during the years ended June 30, 2022, 2021 and 2020 amounted to $190,283,802, $102,369,869 and $86,179,252, respectively. Those expenses were included in cost of sales.

F-38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

7.6.	Biological assets

HB4® Program

Bioceres’ HB4 Program is an identity-preserved production system for growing drought-tolerant soy and wheat. It has multiple objectives, which include expanding Bioceres’ seed inventories, allowing growers to field test Bioceres’ HB4 technology, providing fields for product demonstrations and validating the products’ regional positioning.

HB4 seed varieties produced through the program are commercialized as an integrated product. The seed treatment process to produce the integrated seed product utilizes customized microbial solutions for seed nutrition and protection, including biological fungicides. For HB4 Soy, inoculants are also integrated, including last generation microbiological formulations that ensures greater microorganism survival over the seed, greater nodular dry mass, and better biological fixation of nitrogen.

In addition to providing the integrated seed solution for planting, the HB4 program comprises Bioceres’ next-generation crop nutrition and protection technologies for growing both crops. The HB4 program also includes digital apps that give growers access to satellite-based images and data for monitoring crop health, soil conditions and weather, information that helps optimize crop yields. In addition to generating extensive and detailed data from each grower’s HB4 production fields, Bioceres is applying and leveraging data science and blockchain technology throughout the value chain - in crop storage, logistics and processing in order to guarantee HB4 identity and a complete farm-to-fork traceability.

Joint operation with Espartina S.A.

On November 15, 2021, Rizobacter Argentina S.A., a subsidiary of the Company, entered into an agreement with Espartina S.A. (“Espartina”) to share its business of producing grain crops. The joint operation is classified as a joint agreement as established in IFRS 11, while the parties are entitled to the assets and obligations over the related liabilities. Rizobacter Argentina S.A. recognizes as a joint operator, in relation to its participation, assets, liabilities, income and expenses. The production obtained is distributed according to the contributions made by each party. The in-kind contributions made during the period amount to $ 1.6 million. Each party decides the means of commercialization and the destination of the grains produced.

Under the agreement, Rizobacter provides inputs and money necessary for producing the grains and according to the established participation percentages. For its participation, Espartina contributes all cultivation practices in fields, inputs not provided by Rizobacter, and all administrative expenses related to production.

Changes in Biological assets:

	Soybean	Corn	Wheat	Sunflower	Barley	Total
Beginning of the year	54,162	27,646	2,230,959	-	3,071	2,315,838
Initial recognition and changes in the fair value of biological assets at the point of harvest	3,539,061	1,088,089	1,601,002	31,042	128,836	6,388,030
Costs incurred during the year	10,888,076	756,821	20,623,599	31,812	83,356	32,383,664
Exchange differences	122,077	6,996	564,649	296	776	694,794
Decrease due to harvest	(14,603,376)	(1,879,552)	(24,975,796)	(63,150)	(203,139)	(41,725,013)
Year ended June 30, 2022	-	-	44,413	-	12,900	57,313

F-39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

The closing balances as of June 30, 2021 of HB4 Soy and HB4 Wheat are included as opening balances for the year ended June 30, 2022 in the Soy and Wheat columns, respectively.

	Soybean	Corn	Wheat	Barley	HB4 Soy	HB4 Wheat	Total
Beginning of the year	105,101	271,754	45,639	34,050	-	509,184	965,728
Initial recognition and changes in the fair value of biological assets at the point of harvest	981,551	250,443	284,903	35,847	741,799	531,712	2,826,255
Costs incurred during the year	252,504	417,586	241,610	37,115	17,716,018	7,053,929	25,718,762
Exchange differences	(113,718)	(153,795)	(65,797)	(16,876)	(2,823,643)	(1,153,734)	(4,327,563)
Decrease due to harvest	(1,171,276)	(758,342)	(484,044)	(87,065)	(15,634,174)	(4,732,443)	(22,867,344)
Year ended June 30, 2021	54,162	27,646	22,311	3,071	-	2,208,648	2,315,838

	Soybean	Corn	Wheat	Barley	HB4 Wheat	Total
Beginning of the year	237,723	32,856	-	-	-	270,579
Initial recognition and changes in the fair value of biological assets	198,932	252,056	202,543	63,210	-	716,741
Decrease due to harvest	(447,132)	(252,372)	(227,303)	(59,626)	-	(986,433)
Cost incurred during the year	284,951	314,950	87,615	38,033	509,184	1,234,733
Exchange differences	(169,373)	(75,736)	(17,216)	(7,567)	-	(269,892)
Year ended June 30, 2020	105,101	271,754	45,639	34,050	509,184	965,728

7.7.	Property, plant and equipment

Property, plant and equipment as of June 30, 2022, 2021 and 2020, included the following:

	06/30/2022	06/30/2021	06/30/2020
Gross carrying amount	71,521,454	63,974,402	54,527,392
Accumulated depreciation	(21,613,129)	(16,019,806)	(13,012,286)
Net carrying amount	49,908,325	47,954,596	41,515,106

1.	Net carrying amount for each class of assets is as follows:

Class	Net carrying amount 06/30/2022	Net carrying amount 06/30/2021	Net carrying amount 06/30/2020
Office equipment	269,538	288,920	188,280
Vehicles	2,665,074	1,835,634	1,149,455
Equipment and computer software	231,676	67,105	32,448
Fixtures and fittings	3,546,919	2,967,431	3,679,075
Machinery and equipment	5,811,960	5,125,728	5,449,233
Land and buildings	34,240,384	35,674,513	29,746,076
Buildings in progress	3,142,774	1,995,265	1,270,539
Total	49,908,325	47,954,596	41,515,106

F-40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

2.	Gross carrying amount as of June 30, 2022 is as follows

	Gross carrying amount
Class	As of the beginning of the year	Additions	Transfers	Disposals	Foreign currency translation	Revaluation	As of the end of the year
Office equipment	762,825	35,039	-	-	110,140	-	908,004
Vehicles	3,512,217	1,113,557	8,238	(233,674)	861,641	-	5,261,979
Equipment and computer software	592,126	235,216	-	(59,016)	157,023	-	925,349
Fixtures and fittings	5,637,943	-	397,628	(13)	1,570,831	-	7,606,389
Machinery and equipment	9,987,811	656,043	86,945	(46,303)	2,333,334	-	13,017,830
Land and buildings	41,486,215	-	188,222	(1,345,352)	9,458,810	(9,128,766)	40,659,129
Buildings in progress	1,995,265	1,418,935	(681,033)	(427,093)	836,700	-	3,142,774
Total	63,974,402	3,458,790	-	(2,111,451)	15,328,479	(9,128,766)	71,521,454

Transfers corresponds to reclassifications to leased assets from finance leases assets.

3.	Accumulated depreciation as of June 30, 2022 is as follows:

	Depreciation
Class	Accumulated as of the beginning of the year	Disposals	Of the year	Foreign currency translation	Revaluation	Accumulated as of the end of the year
Office equipment	473,905	-	55,420	109,141	-	638,466
Vehicles	1,676,583	(211,024)	956,409	174,937	-	2,596,905
Equipment and computer software	525,021	(58,667)	136,708	90,611	-	693,673
Fixtures and fittings	2,670,512	-	728,528	660,430	-	4,059,470
Machinery and equipment	4,862,083	(5,016)	1,169,606	1,179,197	-	7,205,870
Land and buildings	5,811,702	-	722,334	1,453,483	(1,568,774)	6,418,745
Total	16,019,806	(274,707)	3,769,005	3,667,799	(1,568,774)	21,613,129

4.	Gross carrying amount as of June 30, 2021 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Additions from business combination	Transfers	Disposals	Foreign currency translation	Revaluation	As of the end of year
Office equipment	579,882	66,331	5,491	-	(5,622)	116,743	-	762,825
Vehicles	2,977,542	987,101	466,024	-	(1,045,656)	127,206	-	3,512,217
Equipment and computer software	465,679	66,263	13,952	-	-	46,232	-	592,126
Fixtures and fittings	5,480,431	50,976	-	85,490	-	21,046	-	5,637,943
Machinery and equipment	9,054,701	604,307	-	-	(10,240)	339,043	-	9,987,811
Land and buildings	34,698,618	-	1,466,578	2,517,158	-	4,022,972	(1,219,111)	41,486,215
Buildings in progress	1,270,539	1,030,847	-	(438,492)	-	132,371	-	1,995,265
Total	54,527,392	2,805,825	1,952,045	2,164,156	(1,061,518)	4,805,613	(1,219,111)	63,974,402

F-41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

5.	Accumulated depreciation as of June 30, 2021 is as follows:

	Depreciation
Class	Accumulated as of the beginning of year	Disposals / Transfers	Of the year	Foreign currency translation	Revaluation	Accumulated as of the end of year
Office equipment	391,602	(3,265)	45,174	40,394	-	473,905
Vehicles	1,828,087	(974,102)	689,273	133,325	-	1,676,583
Equipment and computer software	433,231	-	50,949	40,841	-	525,021
Fixtures and fittings	1,801,356	-	683,537	185,619	-	2,670,512
Machinery and equipment	3,605,468	(10,239)	898,522	368,332	-	4,862,083
Land and buildings	4,952,542	-	681,084	517,991	(339,915)	5,811,702
Total	13,012,286	(987,606)	3,048,539	1,286,502	(339,915)	16,019,806

6.	Gross carrying amount as of June 30, 2020 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Transfers	Disposals	Foreign currency translation	Revaluation	As of the end of year
Office equipment	629,119	42,658	-	-	(91,895)	-	579,882
Vehicles	3,604,537	248,800	(264,069)	(139,369)	(472,357)	-	2,977,542
Equipment and computer software	955,657	27,961	(375,242)	-	(142,697)	-	465,679
Fixtures and fittings	6,438,430	14,985	20,801	-	(993,785)	-	5,480,431
Machinery and equipment	10,233,501	556,693	(598,561)	-	(1,136,932)	-	9,054,701
Land and buildings	34,530,114	3,261	36,487	-	(4,772,065)	4,900,821	34,698,618
Buildings in progress	668,614	752,339	(57,288)	-	(93,126)	-	1,270,539
Total	57,059,972	1,646,697	(1,237,872)	(139,369)	(7,702,857)	4,900,821	54,527,392

F-42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

7.	Accumulated depreciation as of June 30, 2020 is as follows:

	Depreciation
Class	Accumulated as of the beginning of year	Disposals / Transfers	Of the year	Foreign currency translation	Revaluation	Accumulated as of the end of year
Office equipment	415,682	-	35,879	(59,959)	-	391,602
Vehicles	1,818,836	(173,482)	426,623	(243,890)	-	1,828,087
Equipment and computer software	832,185	(307,816)	28,170	(119,308)	-	433,231
Fixtures and fittings	1,701,034	-	338,092	(237,770)	-	1,801,356
Machinery and equipment	3,896,810	(279,322)	553,399	(565,419)	-	3,605,468
Land and buildings	4,560,877	-	627,973	(604,216)	367,908	4,952,542
Total	13,225,424	(760,620)	2,010,136	(1,830,562)	367,908	13,012,286

The depreciation charge is included in Notes 8.3 and 8.4. The Group has no commitments to purchase property, plant and equipment items.

A detail of restricted assets is provided in Note 20.

Revaluation of property, plant and equipment

At a minimum, the Group updates their assessment of the fair value of its land and buildings at the end of each reporting year (after the revaluation policy was adopted), taking into account the most recent independent valuations and market data. Valuations were performed at June 30, 2022. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates.

All resulting fair value estimates for properties are included in level 3.

The following are the carrying amounts that would have been recognized if land and building were stated at cost.

	Value at cost
Class of property	06/30/2022	06/30/2021	06/30/2020
Land and buildings	20,661,443	17,937,729	12,549,876

7.8.	Intangible assets

Intangible assets as of June 30, 2022, 2021 and 2020 included the following

	06/30/2022	06/30/2021	06/30/2020
Gross carrying amount	94,229,557	78,019,203	42,832,837
Accumulated amortization	(17,524,688)	(10,676,841)	(7,499,373)
Net carrying amount	76,704,869	67,342,362	35,333,464

F-43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Net carrying amount of each class of intangible assets is as follows:

Class	Net carrying amount 06/30/2022	Net carrying amount 06/30/2021	Net carrying amount 06/30/2020
Seed and integrated products
HB4 soy and breeding program	29,802,534	27,611,142	7,345,923
Integrated seed products	3,137,158	2,558,220	2,296,955
Crop nutrition
Microbiological products	5,792,348	3,996,657	2,503,631
Other intangible assets
Trademarks and patents	8,267,041	6,923,256	6,374,782
Software	2,167,985	1,849,041	686,965
Customer loyalty	22,537,803	19,404,046	16,125,208
RG/RS/OX Wheat	5,000,000	5,000,000	-
Total	76,704,869	67,342,362	35,333,464

1.	Gross carrying amount as of June 30, 2022 is as follows:

	Gross carrying amount
Class	As of the beginning of the year	Additions	Foreign currency translation	As of the end of the year
Seed and integrated products
HB4 soy and breeding program	27,611,142	3,759,946	-	31,371,088
Integrated seed products	2,558,220	-	622,935	3,181,155
Crop nutrition	-
Microbiological products	6,037,680	1,389,738	1,428,003	8,855,421
Other intangible assets	-
Trademarks and patents	9,824,171	-	2,358,874	12,183,045
Software	3,784,593	389,039	1,002,741	5,176,373
Customer loyalty	23,203,397	-	5,259,078	28,462,475
RG/RS/OX Wheat	5,000,000	-	-	5,000,000
Total	78,019,203	5,538,723	10,671,631	94,229,557

2.	Accumulated amortization as of June 30, 2022 is as follows:

	Amortization
Class	Accumulated as of beginning of the year	Of the year	Foreign currency translation	Accumulated as of the end of the year
Seed and integrated products
HB4 soy and breeding program	-	1,568,554	-	1,568,554
Integrated seed products	-	43,997	-	43,997
Crop nutrition
Microbiological products	2,041,023	505,133	516,917	3,063,073
Other intangible assets
Trademarks and patents	2,900,915	277,990	737,099	3,916,004
Software	1,935,552	591,077	481,759	3,008,388
Customer loyalty	3,799,351	1,174,641	950,680	5,924,672
Total	10,676,841	4,161,392	2,686,455	17,524,688

F-44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

3.	Gross carrying amount as of June 30, 2021 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Additions from business combination	Transfers / Disposals	Foreign currency translation	As of the end of year
Seed and integrated products
HB4 soy and breeding program (1)	7,345,923	20,471,002	-	(205,783)	-	27,611,142
Integrated seed products	2,296,955	-	-	-	261,265	2,558,220
Crop nutrition
Microbiological products	3,867,593	1,791,008	-	(51,716)	430,795	6,037,680
Other intangible assets
Trademarks and patents	8,432,746	4,834	499,329	-	887,262	9,824,171
Software	2,088,929	2,205,796	-	(711,441)	201,309	3,784,593
Customer loyalty	18,800,691	-	2,424,568	-	1,978,138	23,203,397
GLA/ARA safflower (Note 6)	-	2,931,699	-	(2,931,699)	-	-
RG/RS/OX Wheat (Note 6)	-	5,000,000	-	-	-	5,000,000
Total	42,832,837	32,404,339	2,923,897	(3,900,639)	3,758,769	78,019,203

(1) Of the total additions, $18.4 million are associated with Arcadia’s transaction mentioned in Note 6.

4.	Accumulated amortization as of June 30, 2021 is as follows:

	Amortization
Class	Accumulated as of beginning of year	Of the year	Foreign currency translation	Accumulated as of the end of year
Crop nutrition
Microbiological products	1,363,962	523,992	153,069	2,041,023
Other intangible assets
Trademarks and patents	2,057,964	626,420	216,531	2,900,915
Software	1,401,964	396,207	137,381	1,935,552
Customer loyalty	2,675,483	842,363	281,505	3,799,351
Total	7,499,373	2,388,982	788,486	10,676,841

5.	Gross carrying amount as of June 30, 2020 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Disposals	Foreign currency translation	As of the end of year
Seed and integrated products
HB4 soy and breeding program	6,120,336	1,225,587	-	-	7,345,923
Integrated seed products	2,627,946	38,143	-	(369,134)	2,296,955
Crop nutrition
Microbiological products	3,267,200	1,358,315	(286,496)	(471,426)	3,867,593
Other intangible assets			-	-
Trademarks and patents	9,810,822	-	-	(1,378,076)	8,432,746
Software	2,149,340	233,434	-	(293,845)	2,088,929
Customer loyalty	21,873,093	-	-	(3,072,402)	18,800,691
Total	45,848,737	2,855,479	(286,496)	(5,584,883)	42,832,837

F-45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

6.	Accumulated amortization as of June 30, 2020, is as follows

	Amortization
Class	Accumulated as of beginning of year	Of the period	Disposals	Foreign currency translation	Accumulated as of the end of year
Crop nutrition
Microbiological products	1,059,083	471,135	(17,495)	(148,761)	1,363,962
Other intangible assets
Trademarks and patents	1,747,174	556,206	-	(245,416)	2,057,964
Software	1,154,617	399,090	-	(151,743)	1,401,964
Customer loyalty	2,271,437	723,103	-	(319,057)	2,675,483
Total	6,232,311	2,149,534	(17,495)	(864,977)	7,499,373

The amortization charge is included in Notes 8.3 and 8.4.

There are no intangibles assets whose use has been restricted or which have been delivered as a guarantee. The Group has not assumed any commitments to acquire new intangibles.

Estimates

There is an inherent material uncertainty related to Management’s estimation of the ability of the Group to recover the carrying amounts of internally generated intangible assets related to biotechnology projects because it is dependent upon Group`s ability to raise sufficient funds to complete the projects development, the future outcome of the regulatory process, and the timing and amount of the future cash flows generated by the projects, among other future events.

Management’s estimations about the demonstrability of the recognition criteria for these assets and the subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and using reasonable and supportable assumptions in cash flow projections. Therefore, the Consolidated financial statements do not include any adjustments that would result if the Group were unable to recover the carrying amount of the above-mentioned assets through the generation of enough future economic benefits.

7.9.	Goodwill

	06/30/2022	06/30/2021	06/30/2020
Rizobacter Argentina S.A.	28,080,271	22,277,336	20,094,633
Bioceres Crops S.A.	7,523,324	6,003,780	5,432,222
Insumos Agroquímicos S.A.	470,090	470,090	-
	36,073,685	28,751,206	25,526,855

The Group is required to test whether goodwill has suffered any impairment on an annual basis. The recoverable amount is determined based on value in use calculations. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows.

Rizobacter CGU. This CGU is composed of all revenues collected through Rizobacter from the production and sale of proprietary and third-party products, both in the domestic and international markets. Additionally, Rizobacter generates revenue from the formulation, fragmentation and resale of third-party products.

F-46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Among the main groups of products are i) microbiological products (bio-inductors/inoculants, biological fertilizers and bio-controllers); ii) crop and seed protection (treatments, adjuvants, baits, stored grains and seed treatment); and iii) crop nutrition (fertilizers). Packs are generally a combination of a microbiological product (bio-inductors/inoculants) with a crop and seed protection product (treatments).

Bioceres Crops CGU. This CGU is composed of the expected revenues from the commercialization of intensive R&D products that previously were allocated on the equity participation.

Insuagro CGU. This CGU is composed of all revenues collected through Insuagro from the production and sale of proprietary and third-party products, both in the domestic markets.

Management has made the estimates considering the cash flow projections projected by the management and third-party valuation reports on the assets, intangible assets and liabilities assumed. The key assumptions utilized are the following:

Key assumption	Management’s approach
Discount rate

The discount rate used ranges was 17% for Rizobacter and Bioceres Crops and 22% for Insuagro.

The weighted average cost of capital ("WACC") rate has been estimated based on the market capital structure. For the cost of debt, the indebtedness cost of the CGUs was used.

For the cost of equity, the discount rate is estimated based on the Capital Asset Pricing Model (CAPM).

The value assigned is consistent with external sources of information.

Budgeted market share of joint ventures and other customers

The projected revenue from the products and services of the CGUs has been estimated by the management based on market penetration data for comparable products and technologies and on future expectations of foreseen economic and market conditions.

The value assigned is consistent with external sources of information.

Budgeted product prices

The prices estimated in the revenue projections are based on current and projected market prices for the products and services of the CGUs

The value assigned is consistent with external sources of information.

Growth rate used to extrapolate future cash flow projections to terminal period	The growth rate used to extrapolate the future cash flow projections to terminal period is 2%. The value assigned is consistent with external sources of information.

Management believes that any reasonably possible change in any of these key assumptions would not cause the aggregate carrying amount of the CGU to exceed its recoverable amount.

F-47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

The variations in goodwill occurred during the years, besides the addition of Insuagro CGU, correspond to translation differences. There have been no goodwill impairment indicators.

7.10.	Trade and other payables

	06/30/2022	06/30/2021	06/30/2020
Trade creditors	94,653,017	51,389,515	37,139,351
Shareholders and other related parties (Note 17)	44,579	52,864	1,031,710
Trade creditors - Parent company (Note 17)	670,730	193,718	2,210,308
Trade creditors - Joint ventures and associates (Note 17)	29,082,325	17,669,027	14,409,853
Taxes	1,265,771	2,556,945	2,163,552
Miscellaneous	133,198	229,339	335,088
	125,849,620	72,091,408	57,289,862

The book value of financial instruments in this note is reasonable.

7.11.	Borrowings

	06/30/2022	06/30/2021	06/30/2020
Current
Bank overdrafts	-	32,838	73,362
Bank borrowings	48,305,535	33,684,287	47,646,912
Corporate bonds	12,845,934	24,742,752	12,611,940
Trust debt securities	6,492,733	3,470,448	-
Net loans payables- Parents companies and related parties to Parent (Note 17)	3,657,266	3,578,921	3,389,521
Subordinated loan	-	11,276,611	-
	71,301,468	76,785,857	63,721,735
Non-current
Subordinated loan	-	-	10,364,045
Bank borrowings	9,912,901	4,161,827	3,497,671
Corporate bonds	61,264,268	37,826,641	18,364,894
Net loans payables- Parent companies and related parties to Parent (Note 17)	3,000,000	6,000,000	9,000,000
	74,177,169	47,988,468	41,226,610

The carrying value of some borrowings as of June 30, 2022, 2021 and 2020 are measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	06/30/2022		06/30/2021		06/30/2020
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	48,305,535	46,589,131	33,684,287	32,770,615	47,646,912	43,046,111
Corporate Bonds	12,845,934	12,467,941	24,742,752	24,085,087	12,611,940	11,997,981

Non-current
Bank borrowings	9,912,901	9,344,755	4,161,827	3,864,666	3,497,671	3,072,395
Corporate Bonds	61,264,268	56,550,746	37,826,641	32,656,097	18,364,894	16,135,876

F-48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

7.12.	Employee benefits and social security

	06/30/2022	06/30/2021	06/30/2020
Current
Salaries, accrued incentives, vacations and social security	7,337,774	2,341,351	2,960,542

Key management personnel (Note 17)	281,347	2,338,727	1,550,050
	7,619,121	4,680,078	4,510,592

Non-current
Key management personnel (Note 17)	-	-	534,038
	-	-	534,038

7.13.	Deferred revenue and advances from customers

	06/30/2022	06/30/2021	06/30/2020
Advances from customers	5,895,313	6,277,313	2,865,437
	5,895,313	6,277,313	2,865,437

7.14.	Government grants

	06/30/2022	06/30/2021	06/30/2020
At of the beginning of the year	784	3,605	10,208
Received during the year	1,766	4,749	32,073
Currency conversion difference	(2,550)	(5,268)	(13,944)
Released to the statement of profit or loss	-	(2,302)	(24,732)
At the end of the year	-	784	3,605

The Group received government grants to fund research and development projects, some of which are related to the acquisition of property, plant and equipment while others are related to payment for certain expenses like salaries or inputs. Grants are generally implemented through direct payments to the supplier, delivery of cash or loans at subsidized rates. There are neither unfulfilled conditions nor other contingencies attaching to government grants or government assistance.

7.15.	Provisions

	06/30/2022	06/30/2021	06/30/2020
Provisions for contingencies	603,022	449,847	417,396
	603,022	449,847	417,396

F-49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

The Group has recorded a provision for probable administrative, judicial and out-of-court proceedings that could arise in the ordinary course of business, based on a prudent criterion according to its professional advisors and on Management’s assessment of the best estimate of the amount of possible claims. These potential claims are not likely to have a material impact on the results of the Group’s operations, its cash flow or financial position.

Management considers that the objective evidence is not enough to determine the date of the eventual cash outflow due to a lack of experience in any similar cases. However, the provision was classified under current or non-current liabilities, applying the best prudent criterion based on Management’s estimates.

There are no expected reimbursements related to the provisions.

The roll forward of the provision is in Note 7.18.

In order to assess the need for provisions and disclosures in its consolidated financial statements, Management considers the following factors: (i) nature of the claim and potential level of damages in the jurisdiction in which the claim has been brought; (ii) the progress of the eventual case; (iii) the opinions or views of tax and legal advisers; (iv) experience in similar cases; and (v) any decision of the Group`s management as to how it will respond to the eventual claim.

7.16.	Private warrants

	06/30/2022	06/30/2021	06/30/2020
Private warrants	-	-	1,686,643
	-	-	1,686,643

Private warrants did not reach the fixed-for-fixed’ condition mentioned in the subsection b) of the Note 4.13. Therefore, they were classified as a financial liability and valued at its fair value applying a simulation model of the share price trajectory under the hypothesis of geometric Brownian motion.

At inception, the fair value of Private warrants using a volatility of 32% (implied volatility of Public warrants), share price of $5.35 and risk-free rate of 2.43%, was $3.4 million. As of June 30, 2019, their fair value using a share price of $5.30 and risk-free rate of 1.7631%, decrease to $2.8 million and the Group recognized a finance gain of $0.6 million. As of June 30, 2020, their fair value using a share price of $6.06 and risk-free rate of 0.29%, decrease to $1.7 million and the Group recognized a finance gain of $1.2 million.

On August 24, 2020, the Company completed an offer to exchange any and all of its 24,200,000 outstanding warrants, for either 0.12 Ordinary Shares (the "Exchange Shares") or $0.45 in cash per Warrant, without interest (the "Cash Consideration", and together with the Exchange Shares, the "Exchange Consideration"), at the election of the holder (the "Offer"). The Offer was made upon the terms and subject to the conditions set forth in the Company's Tender Offer Statement and Schedule 13E-3 Statement on Schedule TO, originally filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on July 27, 2020, as amended and supplemented, and the related letter of election and transmittal and other offer materials.

Based on information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer, a total of 21,938,774 warrants were validly tendered and not properly withdrawn prior to the expiration of the Offer. The Company accepted for exchange all such Warrants and paid an aggregate amount of approximately $115,062 of the Cash Consideration and issued an aggregate of 2,601,954 Exchange Shares in exchange for the warrants tendered.

F-50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Following the Offer, the Company redeemed the 2,261,226 warrants that were not validly tendered or exchanged pursuant to the Offer for $0.405 in cash per warrant. The Company paid an aggregate amount of approximately $915,796 for these warrants.

As a result of the Offer and the redemption of the warrants, the Group recognized a total financial loss of $6.2 million in “Changes in fair value of financial assets or liabilities and other financial results” (Note 8.6) as consequence of the comparison between the fair value as of June 30, 2020 and the total amount paid.

7.17.	Convertible notes

On March 6, 2020, we issued $42.5 million convertible notes (“Notes”) in a private placement. The Notes originally would mature on March 6, 2023 unless earlier converted or repurchased. The conversion price of the Notes was $8.00 per share (the “Strike Price”). The Notes were convertible into cash, ordinary shares or a combination of cash and shares at the holders’ option upon maturity or the occurrence of a change of control. At any time prior to maturity, we could elect to convert the Notes into ordinary shares through a mandatory conversion, provided that our free float exceeds $100 million and the share price has traded above the Strike Price for 10 consecutive days.

The Convertible notes accrued interest payable semi-annually beginning on June 15, 2020 at a rate of 11.5% per year payable in cash or in kind at our option. Payments in kind were capitalized by adding such interest to the outstanding principal amount of the Notes on each corresponding interest payment date.

On March 16, 2022, Bioceres entered into an agreement with the holders of the Notes to convert 75% of the outstanding principal amount of $49.1 million into 4.6 million of shares that were issued on April 1, 2022.

On August 5, 2022, we issued new secured guaranteed notes corresponding to the remaining 25% of the outstanding capital and the repurchase of the underlying 1,526,454 common shares for $24 million. The secured guaranteed notes mature 48 months after the issue date and bear interest at 9.0% from the issue date through 24 months after the issue date, 13.0% from 25 through 36 months after the issue date and 14.0% from 37 through 48 months after the issue date. Interest is payable semi-annually. They have no conversion rights into Bioceres ordinary shares. Bioceres can repurchase the new notes at par value at the end of months 24 and 36.

Additionally, on August 8, 2022, the Group has issued secured guaranteed convertible notes for a total principal amount of $55 million. The notes have a 4-year maturity and accrue interest at an annual interest rate of 9%, of which 5% is payable in cash and 4% in-kind. At any time up to maturity the note holders might opt to convert the outstanding principal amount into common shares of Bioceres at a strike price of $18 per share. The Company can repurchase the notes voluntarily 30 months after the issue date.

The carrying value of convertible notes as of June 30, 2022 measured at amortized cost does not differ significantly from their fair value.

7.18.	Changes in allowances and provisions

Item	06/30/2021	Additions	Uses and reversals	Currency conversion difference	06/30/2022
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(5,858,503)	(1,598,042)	-	314,293	(7,142,252)
Allowance for obsolescence	(1,112,950)	(849,641)	270,032	587,809	(1,104,750)

Total deducted from assets	(6,971,453)	(2,447,683)	270,032	902,102	(8,247,002)

INCLUDED IN LIABILITIES

Provisions for contingencies	(449,847)	(292,732)	-	139,557	(603,022)

Total included in liabilities	(449,847)	(292,732)	-	139,557	(603,022)

Total	(7,421,300)	(2,740,415)	270,032	1,041,659	(8,850,024)

F-51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Item	06/30/2020	Additions	Additions from business combination	Uses and reversals	Currency conversion difference	06/30/2021
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(3,886,832)	(698,741)	(852,926)	284,727	(704,731)	(5,858,503)
Allowance for impairment of related parties	(768)	-	-	565	203	-
Allowance for obsolescence	(1,107,870)	(643,530)	(8,850)	474,945	172,355	(1,112,950)

Total deducted from assets	(4,995,470)	(1,342,271)	(861,776)	760,237	(532,173)	(6,971,453)

INCLUDED IN LIABILITIES

Provisions for contingencies	(417,396)	(162,321)	-	3,503	126,367	(449,847)

Total included in liabilities	(417,396)	(162,321)	-	3,503	126,367	(449,847)

Total	(5,412,866)	(1,504,592)	(861,776)	763,740	(405,806)	(7,421,300)

Item	06/30/2019	Additions	Uses and reversals	Currency conversion difference	06/30/2020
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(3,360,224)	(1,520,928)	2,115	992,205	(3,886,832)
Allowance for impairment of related parties	(75,596)	(879)	45,516	30,191	(768)
Allowance for obsolescence	(406,818)	(984,207)	6,390	276,765	(1,107,870)

Total deducted from assets	(3,842,638)	(2,506,014)	54,021	1,299,161	(4,995,470)

INCLUDED IN LIABILITIES

Provisions for contingencies	(439,740)	(208,377)	7,852	222,869	(417,396)

Total included in liabilities	(439,740)	(208,377)	7,852	222,869	(417,396)

Total	(4,282,378)	(2,714,391)	61,873	1,522,030	(5,412,866)

F-52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

8.	INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

8.1.	Revenue from contracts with customers

	06/30/2022	06/30/2021	06/30/2020
Sale of goods and services	326,460,004	204,674,072	170,574,909
Royalties	1,995,584	2,023,548	1,775,790
	328,455,588	206,697,620	172,350,699

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 17.

8.2.	Cost of sales

Item	06/30/2022	06/30/2021	06/30/2020
Inventories as of the beginning of the year	39,052,925	29,338,548	27,322,003
Business combination	-	5,611,918	-
Purchases of the year	229,990,487	112,084,246	88,195,797
Production costs	15,756,739	11,169,890	10,998,165
Foreign currency translation	2,323,554	(509,874)	(3,601,829)
Subtotal	287,123,705	157,694,728	122,914,136
Inventories as of the end of the year (*)	(78,759,610)	(39,052,925)	(29,338,548)
Cost of sales	208,364,095	118,641,803	93,575,588

(*) Net of agricultural products.

F-53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

8.3.	R&D classified by nature

Item	Research and development expenses 06/30/2022	Research and development expenses 06/30/2021	Research and development expenses 06/30/2020
Amortization of intangible assets	2,348,778	1,138,720	1,027,340
Commissions and royalties	57,662	-	-
Import and export expenses	-	5,220	17,303
Depreciation of property, plant and equipment	438,010	454,575	97,171
Freight and haulage	-	2,335	-
Employee benefits and social securities	1,787,163	1,430,277	787,931
Maintenance	87,707	54,551	59,219
Energy and fuel	59,170	44,518	52,614
Supplies and materials	1,533,211	1,401,869	871,930
Mobility and travel	140,179	29,783	70,138
Share-based incentives	48,934	-	-
Professional fees and outsourced services	197,289	235,443	94,286
Professional fees related parties	180,901	691,723	821,809
Office supplies	4,254	5,170	9,801
Information technology expenses	5,325	14,531	-
Insurance	12,541	24,439	5,353
Depreciation of leased assets	36,426	23,286	7,079
Impairment of R&D projects	-	51,716	269,001
Miscellaneous	9,910	9,499	4,295
Total	6,947,460	5,617,655	4,195,270

F-54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

8.4.	Expenses classified by nature and function

Item	Production costs	Selling, general and administrative expenses	Total 06/30/2022
Amortization of intangible assets	177,782	1,634,832	1,812,614
Commissions and royalties	165,013	1,661,984	1,826,997
Import and export expenses	241,301	843,383	1,084,684
Depreciation of property, plant and equipment	1,243,606	2,087,389	3,330,995
Depreciation of leased assets	249,230	971,882	1,221,112
Impairment of receivables	-	1,598,042	1,598,042
Freight and haulage	931,592	9,528,553	10,460,145
Employee benefits and social securities	7,750,363	22,980,983	30,731,346
Maintenance	929,600	1,499,107	2,428,707
Energy and fuel	555,066	53,146	608,212
Supplies and materials	773,873	2,103,877	2,877,750
Mobility and travel	60,326	2,399,260	2,459,586
Publicity and advertising	-	4,840,864	4,840,864
Contingencies	-	292,732	292,732
Share-based incentives	-	1,381,811	1,381,811
Professional fees and outsourced services	1,483,627	7,792,707	9,276,334
Professional fees related parties	-	389,714	389,714
Office supplies and registrations fees	197,033	776,542	973,575
Insurance	99,001	1,620,959	1,719,960
Information technology expenses	1,002	1,863,134	1,864,136
Obsolescence	849,641	-	849,641
Taxes	47,296	10,671,564	10,718,860
Miscellaneous	1,387	491,347	492,734
Total	15,756,739	77,483,812	93,240,551

F-55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 06/30/2021
Amortization of intangible assets	-	1,250,262	1,250,262
Analysis and storage	23,417	123,168	146,585
Commissions and royalties	971,932	996,636	1,968,568
Import and export expenses	70,783	720,888	791,671
Depreciation of property, plant and equipment	1,274,206	1,319,758	2,593,964
Depreciation of leased assets	159,325	644,709	804,034
Impairment of receivables	-	560,931	560,931
Freight and haulage	488,683	3,894,696	4,383,379
Employee benefits and social securities	4,974,759	14,979,262	19,954,021
Maintenance	632,406	586,614	1,219,020
Energy and fuel	336,812	52,710	389,522
Supplies and materials	516,431	203,250	719,681
Mobility and travel	11,225	940,619	951,844
Publicity and advertising	-	2,518,286	2,518,286
Contingencies	-	158,818	158,818
Share-based incentives	-	1,655,135	1,655,135
Professional fees and outsourced services	787,462	7,668,043	8,455,505
Professional fees related parties	-	157,714	157,714
Office supplies	217,146	463,790	680,936
Insurance	79,272	993,738	1,073,010
Information technology expenses	441	1,347,374	1,347,815
Obsolescence	579,832	-	579,832
Taxes	44,228	6,001,292	6,045,520
Miscellaneous	1,530	364,208	365,738
Total	11,169,890	47,601,901	58,771,791

F-56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 06/30/2020
Amortization of intangible assets	-	1,122,194	1,122,194
Analysis and storage	46,620	23,851	70,471
Commissions and royalties	1,268,670	553,518	1,822,188
Import and export expenses	190,226	1,321,256	1,511,482
Depreciation of property, plant and equipment	1,170,624	742,341	1,912,965
Depreciation of leased assets	248,948	317,870	566,818
Impairment of receivables	-	1,499,298	1,499,298
Freight and haulage	541,019	3,458,525	3,999,544
Employee benefits and social securities	4,744,240	12,505,277	17,249,517
Maintenance	400,162	530,758	930,920
Energy and fuel	397,253	111,141	508,394
Supplies and materials	321,962	260,126	582,088
Mobility and travel	12,980	1,358,857	1,371,837
Publicity and advertising	-	1,718,572	1,718,572
Contingencies	-	200,525	200,525
Share-based incentives	-	3,428,029	3,428,029
Professional fees and outsourced services	575,566	2,752,852	3,328,418
Professional fees related parties	-	32,816	32,816
Office supplies	2,093	356,906	358,999
Insurance	64,019	295,206	359,225
Information technology expenses	-	917,230	917,230
Obsolescence	977,817	-	977,817
Taxes	28,724	4,656,318	4,685,042
Miscellaneous	7,242	181,562	188,804
Total	10,998,165	38,345,028	49,343,193

8.5.	Other income or expenses, net

	06/30/2022	06/30/2021	06/30/2020
Net result from commercialization of agricultural products	(5,536,561)	(1,236,533)	(687,868)
Reimbursements for exports	615,840	127,923	55,878
Expenses recovery	616,975	210,472	318,729
Other income or expenses, net	1,023,526	618,779	5,762
	(3,280,220)	(279,359)	(307,499)

F-57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

8.6.	Finance results

	06/30/2022	06/30/2021	06/30/2020
Financial costs
Interest expenses with the Parents (Note 17)	(817,170)	(1,219,776)	(1,861,774)
Interest expenses	(14,135,820)	(17,702,770)	(17,535,324)
Financial commissions	(2,973,207)	(2,317,690)	(1,483,428)
	(17,926,197)	(21,240,236)	(20,880,526)
Other financial results
Exchange differences generated by assets	33,661,590	22,161,855	30,194,601
Exchange differences generated by liabilities	(46,154,598)	(35,541,048)	(50,815,215)
Changes in fair value of financial assets or liabilities and other financial results	2,966,135	(5,057,589)	(418,186)
Net gain of inflation effect on monetary items	1,646,774	11,824,678	9,216,684
	(7,880,099)	(6,612,104)	(11,822,116)
Total net financial cost	(25,806,296)	(27,852,340)	(32,702,642)

Profit from translation effects on Argentine Peso denominated loans held by Rizobacter accounted in Other comprehensive income or loss amounted to $4.1 million, $6.7 million, and $3.6 million in the years ended June 30, 2022, 2021 and 2020, respectively.

9.	TAXATION

Tax reform in Argentina

In December 2019, the Argentine Government promulgated Law 27,541. It provided that the tax rate reduction established by Law 27,430 (reduction of the income tax rate from 35% to 30% for fiscal periods beginning from January 1, 2018 until December 31, 2019, and 25% for fiscal periods beginning on or after January 1, 2020, inclusive) be suspended until the fiscal years beginning on or after January 1, 2021. Thus, the tax rate of 30% was maintained. Law 27,541 also provided that, for the first and second financial years starting on or after 1 January 2019, one-sixth of the inflation adjustment (provided by Law 27.420) will be computed in the fiscal year of the adjustment calculation and the remaining five-sixths in equal parts in the five tax periods immediately following.

In June 2021, the Argentine Government approved a corporate income tax reform replacing the 30% fixed rate in force with a progressive tax rate. Depending on the amount of a corporation’s accumulated net taxable income, the reform could result in an increase or decrease in the corporate income tax rate.

Under the progressive corporate income tax, a 25% tax rate will apply on net taxable income for accumulated net taxable income up to AR$5 million. For accumulated net taxable income from AR$5 million to AR$50 million, the progressive scale will apply a 30% tax rate. Finally, for accumulated net taxable income exceeding AR$50 million the progressive scale will apply a 35% tax rate.

The reform also extends the 7% withholding tax on dividends for tax years beginning 1 January 2021 and thereafter.

Given inflation that is expected in 2022, the Group has determined the income tax considering the application of the inflation adjustment for income tax in Argentina.

F-58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

The balances of income tax and minimum presumed income tax recoverable and payable are as follows:

	06/30/2022	06/30/2021	06/30/2020
Current assets
Income tax	1,647,398	990,881	112,220
	1,647,398	990,881	112,220
Non-current assets
Income tax	42,513	10,105	2,653
Minimum presumed income tax	1,899	2,484	3,376
	44,412	12,589	6,029

	06/30/2022	06/30/2021	06/30/2020
Liabilities
Income tax	7,538,764	7,452,891	1,556,715
	7,538,764	7,452,891	1,556,715

The roll forward of net deferred tax as of June 30, 2022, 2021 and 2020 is as follows:

	06/30/2022	06/30/2021	06/30/2020
Beginning of the year deferred tax	(22,421,125)	(14,164,930)	(17,358,162)
Additions for business combination	-	(777,622)	-
Charge for the year	1,031,836	(4,257,912)	1,888,006
Charge to OCI	2,645,997	(1,388,022)	(1,133,228)
Conversion difference	(6,251,277)	(1,832,639)	2,438,454
Total net deferred tax	(24,994,569)	(22,421,125)	(14,164,930)

The roll forward of deferred tax assets and liabilities as of June 30, 2022, 2021 and 2020 are as follows:

Deferred tax assets	Balance 06/30/2021	Income tax provision	Transfer from deferred tax liabilities	Charge to OCI	Conversion difference	Balance 06/30/2022
Tax Loss-Carry Forward	3,226,305	(553,702)	-	-	10,558	2,683,161
Changes in fair value of financial assets or liabilities	89,574	2,917	-	-	20,538	113,029
Trade receivables	609,913	(670,808)	-	-	152,499	91,604
Allowances	-	-	654,260	-	-	654,260
Royalties	485,426	(83,220)	-	-	122,851	525,057
Others	1,552,370	659,511	-	-	288,337	2,500,218
Total deferred tax assets	5,963,588	(645,302)	654,260	-	594,783	6,567,329

F-59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

	Balance 06/30/2021	Income tax provision	Transfer from deferred tax assets	Charge to OCI	Conversion difference	Balance 06/30/2022
Intangible assets	(10,624,621)	(599,428)	-	-	(2,440,650)	(13,664,699)
Property, plant and equipment	(12,632,296)	(1,149,988)	-	2,645,997	(3,054,273)	(14,190,560)
Inflation tax adjustment	(2,682,172)	1,744,722	-	-	(670,462)	(1,607,912)
Allowances	(78,076)	687,155	(654,260)	-	45,181	-
Inventories	(1,821,524)	872,120	-	-	(588,906)	(1,538,310)
Biological assets	(229,296)	287,329	-	-	(58,033)	-
Goverment grants	(3,179)	1,768	-	-	(804)	(2,215)
Others financial assets	(276,800)	(55,050)	-	-	(70,540)	(402,390)
Right-of-use leased asset	(32,651)	(73,770)	-	-	(7,573)	(113,994)
Others	(4,098)	(37,720)	-	-	-	(41,818)
Total deferred tax liabilities	(28,384,713)	1,677,138	(654,260)	2,645,997	(6,846,060)	(31,561,898)

Net deferred tax	(22,421,125)	1,031,836	-	2,645,997	(6,251,277)	(24,994,569)

Deferred tax assets	Balance 06/30/2020	Additions for business combination	Income tax provision	Transfer from deferred tax liabilities	Charge to OCI	Conversion difference	Balance 06/30/2021
Tax Loss-Carry Forward	2,362,657	-	982,329	-	-	(118,681)	3,226,305
Changes in fair value of financial assets or liabilities	41,183	-	51,037	-	-	(2,646)	89,574
Trade receivables	1,068,054	-	138,438	-	-	(596,579)	609,913
Royalties	245,140	-	214,493	-	-	25,793	485,426
Right-of-use leased asset	5,424	-	(38,793)	32,651	-	718	-
Others	813,294	370,556	(427,433)	-	-	795,953	1,552,370
Total deferred tax assets	4,535,752	370,556	920,071	32,651	-	104,558	5,963,588

Deferred tax liabilities	Balance 06/30/2020	Additions for business combination	Income tax provision	Transfer from deferred tax assets	Charge to OCI	Conversion difference	Balance 06/30/2021
Intangible assets	(6,839,112)	(882,434)	(2,188,663)	-	-	(714,412)	(10,624,621)
Property, plant and equipment	(9,365,882)	(537,922)	(357,614)	-	(1,388,022)	(982,856)	(12,632,296)
Borrowings	(7,930)	-	8,797	-	-	(867)	-
Inflation tax adjustment	(2,032,078)	73,755	(527,654)	-	-	(196,195)	(2,682,172)
Allowances	(209,490)	201,969	(46,622)	-	-	(23,933)	(78,076)
Inventories	(237,258)	(3,546)	(1,561,687)	-	-	(19,033)	(1,821,524)
Biological assets	-	-	(229,296)	-	-	-	(229,296)
Government grants	(3,939)	-	1,174	-	-	(414)	(3,179)
Others financial assets	-	-	(277,841)	-	-	1,041	(276,800)
Right-of-use leased asset	-	-	-	(32,651)	-	-	(32,651)
Others	(4,993)	-	1,423	-	-	(528)	(4,098)
Total deferred tax liabilities	(18,700,682)	(1,148,178)	(5,177,983)	(32,651)	(1,388,022)	(1,937,197)	(28,384,713)

Net deferred tax	(14,164,930)	(777,622)	(4,257,912)	-	(1,388,022)	(1,832,639)	(22,421,125)

F-60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Deferred tax assets	Balance 06/30/2019	Income tax provision	Transfer from deferred tax liabilities	Charge to OCI	Conversion difference	Balance 06/30/2020
Tax Loss-Carry Forward	2,663,813	(133,346)	-	-	(167,810)	2,362,657
Changes in fair value of financial assets or liabilities	32,062	20,222	-	-	(11,101)	41,183
Trade receivables	374,425	764,707	-	-	(71,078)	1,068,054
Goverment grants	2,649	(6,216)	3,939	-	(372)	-
Royalties	-	245,140	-	-	-	245,140
Right-of-use leased asset	-	5,676	-	-	(252)	5,424
Others	670,760	263,407	-	-	(120,873)	813,294
Total deferred tax assets	3,743,709	1,159,590	3,939	-	(371,486)	4,535,752

Deferred tax liabilities	Balance 06/30/2019	Income tax provision	Transfer from deferred tax assets	Charge to OCI	Conversion difference	Balance 06/30/2020
Intangible assets	(9,458,239)	1,469,311	-	-	1,149,816	(6,839,112)
Property, plant and equipment	(9,618,648)	45,028	-	(1,133,228)	1,340,966	(9,365,882)
Borrowings	(13,170)	3,548	-	-	1,692	(7,930)
Inflation tax adjustment	(1,706,092)	(589,811)	-	-	263,825	(2,032,078)
Allowances	(152,159)	(84,515)	-	-	27,184	(209,490)
Inventories	(153,563)	(110,152)	-	-	26,457	(237,258)
Goverment grants	-	-	(3,939)	-	-	(3,939)
Others	-	(4,993)	-	-	-	(4,993)
Total deferred tax liabilities	(21,101,871)	728,416	(3,939)	(1,133,228)	2,809,940	(18,700,682)

Net deferred tax	(17,358,162)	1,888,006	-	(1,133,228)	2,438,454	(14,164,930)

The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the Group’s Argentine subsidiaries are the most significant source of profit or loss before tax, the following reconciliation has been prepared using the Argentine statutory tax rate:

	06/30/2022	06/30/2021	06/30/2020
Earning before income tax-rate	14,063,630	10,530,548	6,443,338
Income tax expense by applying tax rate in force in the respective countries	(9,166,026)	(8,481,737)	(1,919,981)
Share of profit or loss of subsidiaries, joint ventures and associates	440,944	274,877	847,512
Stock options charge	(50,163)	(58,248)	(298,222)
Rate change adjustment	-	(1,780,962)	(144,660)
Non-deductible expenses	(303,518)	(365,350)	(84,128)
Untaxed gains	-	557,911	-
Representation expenses	-	-	(36,691)
Foreign investment coverage	510,487	390,170	551,968
Tax inflation adjustment	1,826,488	(2,182,988)	(1,174,964)
Result of inflation effect on monetary items and other finance results	(10,669,710)	(3,181,733)	(255,488)
Others	(561,036)	476,890	307,944
Income tax expenses	(17,972,534)	(14,351,170)	(2,206,710)

F-61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

The Group did not recognize deferred income tax liabilities of $3,466,195, $2,497,033 and $1,052,022, as of June 30, 2022, 2021 and 2020, respectively, related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

Principal statutory taxes rates in the countries where the Group operates for all of the years presented are:

	Income tax rate
Tax jurisdiction	2022	2021	2020
Argentina	25% - 35%	30%	30%
Cayman Island	0%	0%	0%
Paraguay	10%	10%	10%
Uruguay	25%	25%	25%
France	25%	26.5%	28%
Brazil	34%	34%	34%
United States of America	21%	21%	21%

	06/30/2022	06/30/2021	06/30/2020
Current tax expense	(19,004,370)	(10,093,258)	(4,094,716)
Deferred tax	1,031,836	(4,257,912)	1,888,006
Total	(17,972,534)	(14,351,170)	(2,206,710)

The charge for income tax charged directly to profit or loss and the amount and expiry date of carry forward tax losses as of June 30, 2022 are as follows:

Fiscal year	Tax-Loss Carry forward	Tax-Loss Carry forward	Prescription	Tax jurisdiction
2018	155,328	44,758	2023	Argentina
2019	126,138	31,535	2024	Argentina
2020	813,278	203,320	2025	Argentina
2020	223,999	47,040	2040	United States of America
2021	4,135,303	1,197,750	2026	Argentina
2021	511,839	107,486	2041	United States of America
2022	2,980,889	826,118	2027	Argentina
2022	1,072,159	225,154	2042	United States of America
Total	10,018,933	2,683,161

The amount of tax losses for the fiscal year ended on June 30, 2022 is an estimate of the amount to be presented in the tax return.

The amount and expiry date of unused tax credits of Argentina minimum presumed income tax as of June 30, 2022 is as follows:

Fiscal year	Amount	Prescription
2014	362	2024
2015	767	2025
2016	770	2026
Total	1,899

F-62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Estimates

There is an inherent material uncertainty related to management’s estimation of the ability of the Group to use the deferred tax assets (both carryforward of unused tax losses and deductible temporary differences) and the credit of minimum presumed income tax because their future utilization depends on the generation of enough future taxable income by the entities within the Group during the periods in which those temporary differences are deductible or when the unused tax losses can be used.

Based on the projections of future taxable income for the periods in which the deferred tax assets are deductible, the Group’s management estimates that, except for the part of deferred tax asset that were unrecognized, it is probable that the entities within the Group can utilize those deferred tax assets, which depends, among other factors, on the success of the current projects of agricultural biotechnology, the future market price of commodities and the market share of the entities within the Group.

The estimates of management about the demonstrability of the recognition criteria for these deferred tax assets and their subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and the use of reasonable and supportable assumptions in the projections of future taxable income. Therefore, the Consolidated financial statements do not include adjustments that could result if the entities within the Group would not be able to recover the deferred tax assets through the generation of enough future taxable income.

10.	EARNING PER SHARE

	06/30/2022	06/30/2021	06/30/2020
Numerator
(Loss) profit for the year (basic EPS)	(7,199,618)	(6,870,163)	3,359,175
(Loss) profit for the year (diluted EPS)	(7,199,618)	(6,870,163)	3,359,175
Denominator
Weighted average number of shares (basic EPS)	42,302,318	39,218,632	36,120,447
Weighted average number of shares (diluted EPS)	42,302,318	39,218,632	36,416,988

Basic (loss) profit attributable to ordinary equity holders of the parent	(0.1702)	(0.1752)	0.0930
Diluted (loss) profit attributable to ordinary equity holders of the parent	(0.1702)	(0.1752)	0.0922

Diluted earnings per share was calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has three categories of dilutive potential shares, warrants, share-based incentives, and convertible notes.

For the year ended June 30, 2022 and 2021 diluted EPS was the same as basic EPS as the effect of potential ordinary shares would be antidilutive.

Warrants outstanding were not included in the diluted EPS calculations for the years ended June 30, 2020 because the average market price of ordinary shares during the periods did not exceed the exercise price of the warrants. However, on August 24, 2020, the Company completed an offer to exchange any and all of its 24,200,000 outstanding warrants and consistently issued 2,601,954 shares in exchange for the warrants tendered. See Note 7.16.

Convertible notes outstanding were not included in the diluted EPS calculations for the year ended June 30, 2020 because its interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

F-63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

11.	INFORMATION ABOUT COMPONENTS OF EQUITY

Capital issued

As of June 30, 2022, we had, (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 46,334,801 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares ($0.0001 par value) authorized, (iv) no preference shares issued and outstanding, (v) 1,883,314 ordinary shares reserved for our equity compensation plans. Of the total issued shares we have repurchased 464,455 shares of our own.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

Convertible notes

Convertibles notes were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity consideration was included in the “Convertible instruments” column. See Note 7.17

Non-controlling interests

The subsidiary whose non-controlling interest is significant as of June 30, 2022, 2021 and 2020 is:

Name	06/30/2022	06/30/2021	06/30/2020
Rizobacter Argentina S.A.	20%	20%	20%
Insumos Agroquimicos S.A.	38.68%	49.9%	-

Below is a detail of the summarized financial information of Rizobacter and Insuagro, prepared in accordance with IFRS, and modified due to fair value adjustments at the acquisition date and differences in accounting policies. The information is presented prior to eliminations between that subsidiary and other Group companies.

Rizobacter

Summary financial statements:

	06/30/2022	06/30/2021	06/30/2020
Current assets	294,372,669	175,906,282	148,256,827
Non-current assets	77,663,085	59,860,206	49,843,457
Total assets	372,035,754	235,766,488	198,100,284

Current liabilities	181,999,148	120,036,912	129,838,941
Non-current liabilities	98,070,280	57,480,984	32,935,399
Total liabilities	280,069,428	177,517,896	162,774,340

Equity attributable to controlling interest	91,965,153	58,246,057	35,324,227
Equity attributable to non-controlling interest	1,173	2,535	1,717
Total equity	91,966,326	58,248,592	35,325,944

Total liabilities and equity	372,035,754	235,766,488	198,100,284

F-64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Summary statements of comprehensive income or loss

	06/30/2022	06/30/2021	06/30/2020
Revenues	280,625,028	189,749,478	162,404,866
Initial recognition and changes in the fair value of biological assets at the point of harvest	3,973,780	1,552,746	716,741
Cost of sales	(176,497,573)	(106,636,141)	(86,533,561)
Gross margin	108,101,235	84,666,083	76,588,046

Research and development expenses	(3,190,439)	(3,208,904)	(2,689,468)
Selling, general and administrative expenses	(59,057,350)	(37,500,952)	(36,103,289)
Share of profit or loss of joint ventures and associates	611,989	481,442	1,960,549
Other income	113,378	507,246	(380,871)
Operating profit	46,578,813	44,944,915	39,374,967

Financial results	(12,668,145)	(11,032,748)	(30,014,131)
Profit before taxes	33,910,668	33,912,167	9,360,836

Income tax expense	(16,788,853)	(14,141,515)	(3,830,106)
Result for the year	17,121,815	19,770,652	5,530,730

Foreign exchange differences on translation of foreign operations	1,824,666	1,704,590	1,281,974
Revaluation of property, plant and equipment, net of tax	(5,308,610)	(2,682,457)	3,921,091
Total comprehensive result	13,637,871	18,792,785	10,733,795

There were no dividends paid to Rizobacter non-controlling interest (NCI) in the years ended June 30, 2022, 2021 and 2020.

Insuagro

	06/30/2022	06/30/2021
Current assets	40,361,614	23,293,521
Non-current assets	2,295,965	2,907,928
Total assets	42,657,579	26,201,449

Current liabilities	35,464,893	20,297,799
Non-current liabilities	118,460	1,341,613
Total liabilities	35,583,353	21,639,412

Total equity	7,074,226	4,562,037

Total liabilities and equity	42,657,579	26,201,449

F-65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Summary statements of comprehensive income or loss (1)

	06/30/2022	06/30/2021
Revenues	49,116,626	7,600,041
Cost of sales	(35,181,813)	(5,886,326)
Gross margin	13,934,813	1,713,715

Selling, general and administrative expenses	(7,894,444)	(1,065,147)
Other income or expenses, net	159,794	18,305
Operating profit	6,200,163	666,873

Financial results	(2,954,581)	(961,635)
Profit/(loss) before tax	3,245,582	(294,762)
Income tax	(1,421,973)	127,876
Profit/(loss) for the year	1,823,609	(166,886)

Exchange differences on translation of foreign operations	733,029	180,519
Total comprehensive result	2,556,638	13,633

(1) For the year ended June 30, 2021, the results are from 9 April 2021, the date of the acquisition of Insuagro. See Note 6.

12.	CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	06/30/2022	06/30/2021	06/30/2020
Investment activities
Net assets acquisition by business combination (1) (Note 6)	-	6,612,409	-
Settlement of receivables through PPE contribution	-	2,164,156	-
Investment in-kind in other related parties (Note 17)	1,580,556	714,359	476,292
Acquisition of assets financed by debt	-	7,637,972	-
Acquisition of assets through issuance of capital	-	15,000,000	-
Financed sale of property, plant and equipment	1,734,281	-	-
Non-monetary contributions in joint ventures and associates (Note 13)	3,000	2,931,699	250,000
	3,317,837	35,060,595	726,292

	06/30/2022	06/30/2021	06/30/2020
Financing activities
Capitalization of convertible notes	36,244,460	-	-
Consideration for acquisition	-	(2,625,335)	-
Acquisition of non-controlling interest in subsidiaries	255,893	-	-
	36,500,353	(2,625,335)	-

(1) The Group has incorporated the following assets and liabilities from Insuagro (see Note 6).

F-66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Disclosure of changes in liabilities arising from financing activities:

	Financing activities
	Borrowings	Consideration for acquisitions	Convertible notes	Total
As of June 30, 2019	103,556,730	3,279,265	-	106,835,995
Proceeds	93,273,502	-	42,075,000	135,348,502
Decrease bank overdraft and other short-term borrowings	(2,331,974)	-	-	(2,331,974)
Payments	(76,846,934)	(2,937,500)		(79,784,434)
Interest payment	(21,533,187)	-	-	(21,533,187)
Exchange differences, currency translation differences and other financial results	8,830,208	110,889	954,834	9,895,931
As of June 30, 2020	104,948,345	452,654	43,029,834	148,430,833

	Financing activities
	Borrowings	Consideration for acquisition	Convertible notes	Total
As of June 30, 2020	104,948,345	452,654	43,029,834	148,430,833
Proceeds	143,499,367	-	-	143,499,367
Decrease bank overdraft and other short-term borrowings	(3,442,491)	-	-	(3,442,491)
Payments	(113,100,032)	-	-	(113,100,032)
Financing for assets acquisitions	-	11,214,929		11,214,929
Debt incorporated by business combination	5,928,748			5,928,748
Interest payment	(12,923,745)	-	-	(12,923,745)
Exchange differences, currency translation differences and other financial results	(135,867)	122,950	5,634,178	5,621,261
As of June 30, 2021	124,774,325	11,790,533	48,664,012	185,228,870

	Financing activities
	Borrowings	Consideration for acquisition	Convertible notes	Total
As of June 30, 2021	124,774,325	11,790,533	48,664,012	185,228,870
Proceeds	140,431,184	-	-	140,431,184
Decrease bank overdraft and other short-term borrowings	(32,838)	-	-	(32,838)
Payments	(110,625,272)	-	-	(110,625,272)
Financing for assets acquisitions	-	264,661	-	264,661
Conversion of Convertible Notes (Note 7.17)	-	-	(36,244,460)	(36,244,460)
Interest payment	(8,787,586)	-	(4,222,248)	(13,009,834)
Exchange differences, currency translation differences and other financial results	(281,176)	847,596	4,361,767	4,928,187
As of June 30, 2022	145,478,637	12,902,790	12,559,071	170,940,498

F-67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

13.	JOINT VENTURES AND ASSOCIATES

	06/30/2022	06/30/2021	06/30/2020
Assets
Synertech Industrias S.A.	35,646,740	27,572,597	24,619,773
Indrasa Biotecnología S.A.	70,466	54,957	33,019
Alfalfa Technologies S.R.L.	74,827	97,920	-
Moolec Science Limited	2,759,059	2,931,699	-
Moolec Science S.A.	3,000	-	-
	38,554,092	30,657,173	24,652,792

	06/30/2022	06/30/2021	06/30/2020
Liabilities
Trigall Genetics S.A.	717,948	1,278,250	1,548,829
	717,948	1,278,250	1,548,829

Changes in joint ventures investments and affiliates:

	06/30/2022	06/30/2021	06/30/2020
As of the beginning of the year	29,378,923	23,103,963	23,350,125
Monetary contributions	-	101,883	-
Non-monetary contributions (Note 12)	3,000	2,931,699	250,000
Revaluation of property, plant and equipment	(586,268)	(413,618)	521,406
Share-based incentives	50,315	-	-
Foreign currency translation	7,845,756	2,657,567	(3,494,761)
Share of profit or loss	1,144,418	997,429	2,477,193
As of the end of the year	37,836,144	29,378,923	23,103,963

Share of profit or loss of joint ventures and affiliates:

	06/30/2022	06/30/2021	06/30/2020
Trigall Genetics S.A.	670,065	270,579	171,502
Synertech Industrias S.A.	856,006	708,550	2,294,332
Moolec Science Limited	(383,447)	-	-
Indrasa Biotecnología S.A.	1,794	18,300	11,359
	1,144,418	997,429	2,477,193

There are no significant restrictions on the ability of the joint ventures and affiliates to transfer funds to the Group for cash dividends, or to repay loans or advances made by the Group, except for the Argentinian legal obligation to establish a legal reserve for 5% of the profit for the year until reaching 20% of the capital for Argentinian entities.

F-68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Summarized financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) in relation to the joint ventures is presented below:

	Trigall Genetics
Summarized balance sheet	06/30/2022	06/30/2021	06/30/2020
Current assets
Cash and cash equivalents	36,479	13,798	1,331
Other current assets	3,787,140	1,949,590	1,024,793
Total current assets	3,823,619	1,963,388	1,026,124
Non-current assets
Intangible assets	14,485,757	13,335,653	11,776,705
Total non-current assets	14,485,757	13,335,653	11,776,705
Current liabilities
Other current liabilities	1,638,939	1,257,070	869,700
Total current liabilities	1,638,939	1,257,070	869,700
Non-current liabilities
Financial liabilities	13,947,658	12,184,030	10,831,048
Other non- current liabilities	745,008	1,000,774	831,685
Total non-current liabilities	14,692,666	13,184,804	11,662,733
Net assets	1,977,771	857,167	270,396

Summarized statements of comprehensive	Trigall Genetics
income	06/30/2022	06/30/2021	06/30/2020
Revenue	2,205,849	1,110,303	799,625
Finance income	-	22,470	79,442
Finance expense	(97,419)	(3,586)	(1,863)
Depreciation and amortization	(234,190)	-	-
Profit of the year	1,340,129	586,773	172,670
Total comprehensive income	1,340,129	586,773	172,670

	Synertech
Summarized balance sheet	06/30/2022	06/30/2021	06/30/2020
Current assets
Cash and cash equivalents	202,078	540,149	18,251
Other current assets	39,346,866	17,274,878	17,983,868
Total current assets	39,548,944	17,815,027	18,002,119
Non-current assets
Property, plan and equipment	13,846,826	13,422,832	14,168,459
Other non- current assets	-	39,171	-
Total non-current assets	13,846,826	13,462,003	14,168,459
Current liabilities
Financial liabilities	6,995,247	1,346,327	5,484,866
Other current liabilities	17,684,155	6,807,330	4,719,276
Total current liabilities	24,679,402	8,153,657	10,204,142
Non-current liabilities
Financial liabilities	84,391	331,306	2,783,951
Other non- current liabilities	3,257,934	4,119,471	2,554,905
Total non-current liabilities	3,342,325	4,450,777	5,338,856
Net assets	25,374,043	18,672,596	16,627,580

F-69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Summarized statements of comprehensive	Synertech
income	06/30/2022	06/30/2021	06/30/2020
Revenue	61,117,486	23,759,744	21,501,725
Finance income	7,019,720	5,584,007	3,805,655
Finance expense	(8,644,475)	(6,283,955)	(6,666,508)
Depreciation and amortization	(1,339,357)	(39,171)	(1,076,699)
(Loss)/Profit of the year	(2,429,401)	1,776,244	5,099,582
Other comprehensive (loss)/ income	(1,172,537)	(827,236)	1,042,811
Total comprehensive (loss)/income	(3,601,938)	949,008	6,142,393

14.	SEGMENT INFORMATION

The Group is organized into three main operating segments:

-	Seed and integrated products

The seed and integrated products segment focuses mainly on the development and commercialization of seed technologies and products that increase yield per hectare, with a focus on the provision of seed technologies integrated with crop protection and crop nutrition products designed to control weeds, insects or diseases, to increase their quality characteristics, to improve nutritional value and other benefits. The segment focuses on the commercialization of integrated products that combine three complementary components biotechnological events, germplasm and seed treatments—in order to increase crop productivity and create value for customers. While each component can increase yield independently, through an integrated technology strategy the segment offers products that complement and integrate with each other to generate higher yields in crops.

Currently the segment generates revenue from ordinary activities through the sale of seeds, integrated product packs, royalties and licenses charged to third parties, among others.

-	Crop protection

The crop protection segment mainly includes the development, production and marketing of high-tech adjuvants and a full range of pest control molecules and biocontrol products. Adjuvants are used in mixtures to facilitate the application and effectiveness of active ingredients, such as insecticides, leading to better performance, reduced usage rates and lower residue levels. Insecticides and fungicides are applied to control pests and significantly reduce disease during the germination period.

The segment currently generates revenue from ordinary activities through the sale of adjuvants, insecticides, fungicides and baits, among others.

-	Crop nutrition

The crop nutrition segment focuses mainly on the development, production and commercialization of inoculants that allow the biological fixation of nitrogen in the crops, and of fertilizers including biofertilizers and microgranulated fertilizers that optimize the productivity and yield of the crops.

Currently the segment generates income from ordinary activities through the sale of inoculants, bio-inductors, biological fertilizers and microgranulated fertilizers, among others.

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the Consolidated financial statements. Revenue generated by products and services exchanged between segments and entities within the Group are calculated based on market prices.

F-70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

The following tables present information with respect to the Group´s reporting segments:

Year ended June 30, 2022	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	45,862,562	173,095,092	107,502,350	326,460,004
Royalties	1,995,584	-	-	1,995,584
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	3,672,192	1,171,749	1,544,089	6,388,030
Changes in the net realizable value of agricultural products after harvest	(214,350)	111,282	60,545	(42,523)
Total	51,315,988	174,378,123	109,106,984	334,801,095

Cost of sales	(21,839,689)	(124,489,307)	(62,035,099)	(208,364,095)
Gross profit per segment	29,476,299	49,888,816	47,071,885	126,437,000
% Gross margin	57%	29%	43%	38%

Year ended June 30, 2021	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	31,398,592	113,508,465	59,767,015	204,674,072
Royalties	2,023,548	-	-	2,023,548
Others
Government grants	2,302	-	-	2,302
Initial recognition and changes in the fair value of biological assets	1,394,127	606,269	825,859	2,826,255
Total	34,818,569	114,114,734	60,592,874	209,526,177

Cost of sales	(12,931,763)	(75,138,491)	(30,571,549)	(118,641,803)
Gross margin per segment	21,886,806	38,976,243	30,021,325	90,884,374
%	63%	34%	50%	43%

F-71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Year ended June 30, 2020	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	27,626,542	93,799,477	49,148,890	170,574,909
Royalties	1,775,790	-	-	1,775,790
Others
Government grants	24,732	-	-	24,732
Initial recognition and changes in the fair value of biological assets	41,755	418,712	256,274	716,741
Total	29,468,819	94,218,189	49,405,164	173,092,172

Cost of sales	(11,581,494)	(53,552,327)	(28,441,767)	(93,575,588)
Gross margin per segment	17,887,325	40,665,862	20,963,397	79,516,584
% of Segment Revenue	61%	43%	42%	46%

Revenue by similar group of products or services

The figures presented as of June 30, 2021 and 2020 were adjusted to consider the change in the aggregation criteria made by the Group during the year ended June 30, 2022.

	06/30/2022	06/30/2021	06/30/2020
Seed and integrated products	47,858,146	33,422,140	29,402,332
Seed Treatments Packs	29,056,276	29,072,060	25,528,284
Seed & Royalties Payments	6,384,927	4,350,080	3,874,048
HB4 Program	12,416,943	-	-

Crop protection	173,095,092	113,508,465	93,799,477
Adjuvants	51,211,406	50,443,314	44,556,460
Seed CP Products and Services	26,478,873	22,648,915	7,149,221
Other CP Products and Services	95,404,813	40,416,236	42,093,796

Crop nutrition	107,502,350	59,767,015	49,148,890
Inoculants & Biofertilizers	23,621,552	30,465,272	16,567,886
Micro-beaded Fertilizers	83,880,798	29,301,743	32,581,004

Total revenues	328,455,588	206,697,620	172,350,699

F-72

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Geographical information

	06/30/2022	06/30/2021	06/30/2020
Argentina	261,624,779	157,352,242	130,918,908
Bolivia	430,233	3,707,107	2,982,953
Brazil	33,049,005	24,591,539	21,188,655
United States of America	5,086,007	2,504,696	1,515,185
Paraguay	6,845,952	5,369,912	4,428,078
South Africa	3,126,245	2,789,322	1,927,333
France	9,794,078	4,269,368	911,140
Uruguay	8,064,197	5,752,913	6,234,956
Rest of the world	435,092	360,521	2,243,491
Total revenues	328,455,588	206,697,620	172,350,699

	06/30/2022	06/30/2021	06/30/2020
Non-current assets
Argentina	124,025,426	107,077,617	93,682,114
Cayman Islands	27,399,033	24,837,572	-
United States	7,407,432	7,799,448	7,168,376
Paraguay	760,894	742,767	714,011
Brazil	2,836,570	3,460,634	685,587
Bolivia	51,097	33,133	15,588
South Africa	6,394	3,892	598
Francia	14,929	26,138	33,556
Colombia	11,304	18,461	22,313
Uruguay	173,800	48,502	53,282
Total non-current assets	162,686,879	144,048,164	102,375,425

Property, plant and equipment	49,908,325	47,954,596	41,515,106
Intangible assets	76,704,869	67,342,362	35,333,464
Goodwill	36,073,685	28,751,206	25,526,855
Total reportable assets	162,686,879	144,048,164	102,375,425
Total non-reportable assets	355,533,482	250,541,793	195,185,944
Total assets	518,220,361	394,589,957	297,561,369

F-73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

15.	FINANCIAL INSTRUMENTS – RISK MANAGEMENT

a)	Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arise, are as follows:

-	Cash and cash equivalents
-	US Treasuary bills
-	Financial assets at fair value through profit or loss
-	Trade receivables
-	Other receivables
-	Trade and other payables
-	Bank overdrafts
-	Other loans
-	Financed payment for the acquisition of business
-	Convertible notes

The Group is exposed to financial risks: market risk (including currency risk, interest rate risk and fair value risk), credit risk, liquidity risk and capital risk management that arises from its activities and from its use of financial instruments.

This Note provides information on the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes regarding the measurement and management of each risk.

The Group does not use derivative financial instruments to hedge any of the above risks.

b)	Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of June 30, 2022, 2021 and 2020.

Financial assets by category

	Amortized cost			Mandatorily measured at fair value through profit or loss
Financial asset	06/30/2022	06/30/2021	06/30/2020	06/30/2022	06/30/2021	06/30/2020
Cash and cash equivalents	32,912,886	28,327,569	20,176,452	562,380	7,718,544	22,346,409
Other financial assets	884,964	1,523,438	4,713,161	5,136,010	10,735,422	9,045,935
Trade receivables	111,952,722	88,919,911	73,546,633	-	-	-
Other receivables (*)	7,642,707	5,005,283	3,349,901	-	-	-
Total	153,393,279	123,776,201	101,786,147	5,698,390	18,453,966	31,392,344

(*) Advances expenses and tax balances are not included.

F-74

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Financial liabilities by category

	Amortized cost			Mandatorily measured at fair value through profit or loss
Financial liability	06/30/2022	06/30/2021	06/30/2020	06/30/2022	06/30/2021	06/30/2020
Trade and other payables	125,849,620	72,091,408	57,289,862	-	-	-
Borrowings	145,478,637	124,774,325	104,948,345	-	-	-
Convertible notes	12,559,071	48,664,012	43,029,834	-	-	-
Lease liability	11,751,284	1,140,717	1,109,812	-	-	-
Consideration for acquisition of assets	12,902,790	11,790,533	452,654	-	-	-
Warrants	-	-	-	-	-	1,686,643
Total	308,541,402	258,460,995	206,830,507	-	-	1,686,643

c)  Financial instruments measured at fair value

Fair value by hierarchy

According to the requirements of IFRS 7, the Group classifies each class of financial instrument valued at fair value into three levels, depending on the relevance of the judgment associated to the assumptions used for measuring the fair value.

Level 1 comprises financial assets and liabilities with fair values determined by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 comprises inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 comprises financial instruments with inputs for estimating fair value that are not based on observable market data.

Measurement at fair value at 06/30/2022	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	562,380	-	-
Other investments	4,403,605	732,405	-

Measurement at fair value at 06/30/2021	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	7,718,544	-	-
US Treasury bills	7,885,937	-	-
Other investments	2,110,414	739,071	-

F-75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Measurement at fair value at 06/30/2020	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	22,346,409	-	-
US Treasury bills	7,768,410	-	-
Other investments	1,176,977	100,548	-

Financial liabilities valued at fair value
Private warrants	-	-	1,686,643

Changes in financial liabilities valued at fair value level 3 for the year ended June 30, 2020 are set below:

06/30/2020
As of the beginning of the year	2,861,511
Changes in finance results (1)	(1,174,868)
As of the end of the year	1,686,643

(1) The amount of the change in fair value for the year ended June 30, 2020 is recognized in “Changes in fair value of financial assets or liabilities and other financial results”. See Note 8.6.

Estimation of fair value

The fair value of marketable securities, mutual funds and US Treasury Bills is calculated using the market approach using quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates of the entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer. There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

The model and inputs used to value the Private warrants at its fair value is mentioned in Note 4.13.

d)  Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 7.11).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

F-76

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

e)  General objectives, policies and processes

The Board of Directors has overall responsibility for establishing and monitoring the Group’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the function to design and operate processes that ensure the effective implementation of the objectives and policies to the management that periodically reports to the Board of Directors on the evolution of the risk management activities and results. The overall objective of the Board of Directors is to set policies that seek to reduce risk as much as possible without unduly affecting the Group’s competitiveness and flexibility.

The Group’s risk management policy is established to identify and analyze the risks facing the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. The risks and methods for managing the risks are reviewed regularly in order to reflect changes in market conditions and the Group’s activities. The Group, through training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all the employees understand their roles and obligations.

The Group seeks to use suitable means of financing to minimize the Group’s capital costs and to manage and control the Group’s financial risks effectively. There have been no substantive changes in the Group's exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this Note.

The Group adopted a code of ethics applicable to its principal executive, financial and accounting officers and all employees.

The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

f)  Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations, which derives mainly from trade and other receivables, as well as from cash and deposits in financial institutions.

The credit risk to which the Group is exposed is mainly defined in the Group’s accounts receivable followed by cash and cash equivalents, with the logical importance of being able to satisfy the Group’s needs in the short term.

Trade and other receivables

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations and derives mainly from trade receivables and other receivables generated by services and product sales, as well as from cash and deposits in financial institutions. The Group is also exposed to political and economic risk events, which may cause nonpayment of local and foreign currency obligations to the Group owed by customers, partners, contractors and suppliers.

The Group sells seeds and integrated products, crop protection products, crop nutrition products, and other products and services to a diverse base of customers. Customers include multi-national and local agricultural companies, distributors, and farmers who purchase the Group’s seed products, integrated products, crop protection products and crop nutrition products. Type and class of customers may differ depending on the Group’s business segments.

The Group’s management determines concentrations of credit risk by periodically monitoring the credit worthiness rating of existing customers and through a monthly review of the trade receivables’ aging analysis. In monitoring the customers’ credit risk, customers are grouped according to their credit characteristics.

F-77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

The Group’s policy is to manage credit exposure to counterparties through a process of credit rating. The Group performs credit evaluations of existing and new customers, and every new customer is examined thoroughly regarding the quality of its credit before offering the customer transaction terms. The examination made by the Group includes outside credit rating information, if available. Additionally, and even if there is no independent outside rating, the Group assesses the credit quality of the customer taking into account its financial position, past experience, bank references and other factors. A credit limit is prescribed for each customer. These limits are examined periodically. Customers that do not meet the Group’s criteria for credit quality may do business with the Group on a prepayment basis or by furnishing collateral satisfactory to the Group. The Group may still seek collateral and guarantees as it may consider appropriate regardless the credit profile of any customer.

In monitoring customer credit risk, the customers are grouped according to a characterization of their credit, based on geographical location, industry, aging of receivables, maturity, and existence of past financial difficulties. Customers defined as “high risk” are classified into the restricted customer list and are supervised by management. In a case of a doubtful debt, the Group records a provision for the amount of the debt less the value of the collateral provided and acts to realize the collateral.

To cover trade receivables, the Group has a credit insurance from Grupo Insur SRL, which periodically analyzes its customer portfolio.

The financial statements contain specific provisions for doubtful debts, which properly reflect, in Management’s estimate, the loss embedded in debts, the collection of which is doubtful. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance

On that basis, the loss allowance as of June 30, 2022 was determined as follows:

	Gross carrying amount-trade receivables	Expected Loss rate	Loss allowance
Current	78,359,306	0.25%	199,472
More than 15 days past due	4,499,792	0.48%	21,764
More than 30 days past due	2,046,717	0.40%	8,113
More than 60 days past due	3,245,229	0.22%	7,033
More than 90 days past due	9,650,281	0.17%	16,089
More than 120 days past due	776,148	0.17%	1,294
More than 180 days past due	12,810,095	0.17%	21,751
More than 365 days past due	6,866,736	100%	6,866,736
Total 06/30/2022	118,254,304		7,142,252

Cash and deposits in banks

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions.

F-78

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position.

g)  Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations when they come due.

The Group’s approach to managing its liquidity risk is to manage the profile of debt maturities and funding sources, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities. The Group’s ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate committed funding lines from high quality lenders.

The liquidity risk of each of the Group entities is managed centrally by the Group’s finance team.

The cash flow forecast is determined at both an entity level and Consolidated level. The forecasts are reviewed by the Board of Directors in advance, enabling the Group’s cash requirements to be anticipated. The Group examines the forecasts of its liquidity requirements in order to ascertain that there is sufficient cash for the operating needs, including the amounts required in order to settle financial liabilities.

The following table sets out the contractual maturities of financial liabilities:

As of June 30, 2022	Up to 3 months	3 to 12 months	Between one and three years	Between three and five years	Subsequent years
Trade and other payables	57,094,063	71,093,030	-	-	-
Borrowings	13,087,870	56,356,858	77,961,511	-	-
Convertible notes	-	-	12,559,071	-	-
Leasing liabilities	366,413	1,105,619	10,352,317	-	-
Total	70,548,346	128,555,507	100,872,899	-	-

As of June 30, 2021	Up to 3 months	3 to 12 months	Between one and three years	Between three and five years	Subsequent years
Trade and other payables	17,379,825	44,023,803	9,266	-	-
Borrowings	26,399,791	57,195,372	53,290,976	-	-
Convertible notes	-	-	48,664,012	-	-
Leasing liabilities	374,642	2,154,835	755,932	-	-
Total	44,154,258	103,374,010	102,720,186	-	-

As of June 30, 2020	Up to 3 months	3 to 12 months	Between one and three years	Between three and five years	Subsequent years
Trade and other payables	28,150,681	29,130,428	463,568	-	-
Borrowings	35,863,852	34,810,916	43,799,397	-	-
Convertible notes	-	-	43,029,834	-	-
Leasing liabilities	196,717	625,463	483,725	-	-
Total	64,211,250	64,566,807	87,776,524	-	-

As of June 30, 2022, 2021 and 2020 the Group had no exposure to derivative liabilities.

F-79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

h)  Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency. Part of our business activities is conducted in Argentine pesos. However, some of our subsidiaries using the Argentine peso as their functional currency also have significant transactions denominated in U.S. dollars, mainly with respect to sales and financing activities.

Our policy is, where possible, to allow the Group entities to settle liabilities denominated in U.S. dollars with the cash generated from their own operations in U.S. dollars. We have liabilities denominated in U.S. dollars in entities utilizing the Argentine peso as functional currency, which expose us to foreign currency exchange risks. Such risks are partially mitigated by our revenues, which are denominated in U.S. dollars (mainly exports) or Argentine pesos but adjusted to reflect changes in U.S. Dollars.

We do not use foreign exchange derivatives to hedge our foreign exchange rate exposure. We periodically evaluate the use of derivatives and other financial instruments to hedge our foreign exchange rate exposure, but do not have any exchange rate related financial instruments in place.

The table below sets forth our net exposure to currency risk as of June 30, 2022, 2021 and 2020:

Net foreign currency position	06/30/2022	06/30/2021	06/30/2020
Amount expressed in US$	(56,798,395)	(50,608,592)	(52,968,976)

Considering only this net currency exposure as of June 30, 2020, if an Argentine peso/US dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses.

We estimate that a devaluation or an appreciation of the Argentine peso against the U.S. dollar of 20% during the year ended June 30, 2022 would have resulted in a net pre-tax loss or gain of approximately $11.4 million (Argentine peso amount expressed in US$).

i)  Interest rate risk

The Group’s financing costs may be affected by interest rate volatility. Borrowings under the Group’s interest rate management policy may be fixed or floating rate. The Group maintains adequate committed borrowing facilities and holds most of its financial assets primarily in cash or checks collected from customers that are readily convertible into known amounts of cash.

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group has not entered into derivative contracts to hedge this exposure.

F-80

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

The Group’s debt composition is set out below.

	06/30/2022	06/30/2021	06/30/2020
	Carrying amount	Carrying amount	Carrying amount
Fixed-rate instruments
Current financial liabilities	(71,694,064)	(73,125,807)	(62,490,975)
Non-current financial liabilities	(96,205,253)	(108,236,265)	(84,253,034)

Variable-rate instruments
Current financial liabilities	(2,655,966)	(3,660,050)	(1,230,760)
Non-current financial liabilities	(385,215)	(206,748)	(456,064)

Holding all other variables constant, including levels of our external indebtedness, as of June 30, 2022 a one percentage point increase in floating interest rates would increase interest payable by less than $0.1 million.

The Company does not use derivative financial instruments to hedge its interest rate risk exposure.

j)  Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Group manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of any dividends it could pay to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt.

16.  LEASES

As mentioned in Note 3, the Group began applying IFRS 16 and recognized the cumulative initial effect as an adjustment to the opening equity at the date of initial application. The comparative information was not restated. The Group recognized a right-of-use asset and a lease liability.

The right-of-use asset was initially measured at the amount of the lease liability plus initial direct costs incurred, adjusted by pre-payments made in relation to the lease. The right-of-use asset was measured at cost less accumulated depreciation and accumulated impairment.

The lease liability was initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if it can be readily determined. If that rate cannot be readily determined, the Group uses its incremental borrowing rate.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard: (i) the use of a single discount rate to a portfolio of leases with reasonably similar characteristics, (ii) reliance on previous assessments on whether leases are onerous, (iii) the accounting for operating leases with a remaining lease term of less than 12 months, as at July 1, 2019, as short-term leases, (iv) the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and (v) the use of hindsight in determining the lease term, where the contract contains options to extend or terminate the lease.

F-81

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

The information about the right-of-use and liabilities related with lease assets is as follows:

	06/30/2022	06/30/2021
Right-of-use leased asset
Book value at the beginning of the year	3,688,150	2,369,326
Additions of the year	10,429,919	913,321
Exchange differences	1,709,963	405,503
Book value at the end of the year	15,828,032	3,688,150

	06/30/2022	06/30/2021
Depreciation
Book value at the beginning of the year	2,360,490	1,254,729
Exchange differences	65,978	278,441
Depreciation of the period/year	1,257,538	827,320
Accumulated depreciation at the end of the year	3,684,006	2,360,490
Total	12,144,026	1,327,660

	06/30/2022	06/30/2021
Lease liability
Book value at the beginning of the year	1,140,717	1,109,812
Additions of the year	9,937,271	259,427
Interest expenses, exchange differences and inflation effects	1,708,060	500,442
Payments of the year	(1,034,764)	(728,964)
Total	11,751,284	1,140,717

	06/30/2022	06/30/2021
Lease Liabilities
Non-current	10,338,380	390,409
Current	1,412,904	750,308
Total	11,751,284	1,140,717

	06/30/2022	06/30/2021
Machinery and equipment	828,977	661,544
Vehicles	1,115,087	1,061,184
Equipment and computer software	742,382	582,101
Land and buildings	13,141,586	1,383,321
	15,828,032	3,688,150

(1)  The incremental borrowing rate used was 3.44%.

F-82

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

17.  SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the year ended June 30, 2022, 2021 and 2020, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Value of transactions for the year ended
Party	Transaction type	06/30/2022	06/30/2021	06/30/2020
Joint ventures and associates	Sales and services	25,585,104	9,404,716	6,139,155
Joint ventures and associates	Purchases of goods and services	(62,876,997)	(23,395,323)	(21,634,936)
Joint ventures and associates	Equity contributions	3,000	3,033,582	250,000
Key management personnel	Salaries, social security benefits and other benefits	(4,042,348)	(3,376,292)	(5,333,469)
Key management personnel	Net loans cancelled	-	664,398	-
Key management personnel	Interest gain	-	9,782	44,619
Shareholders and other related parties	Sales of goods and services	844,587	572,110	1,871,613
Shareholders and other related parties	Purchases of goods and services	(2,904,956)	(3,092,506)	(1,881,105)
Shareholders and other related parties	Net loans granted	421,691	-	-
Shareholders and other related parties	Interest gain	42,813	-	-
Shareholders and other related parties	In-kind contributions	1,580,556	714,359	476,292
Parent company and related parties to Parent (Note 8.6)	Interest expenses	(817,170)	(1,219,776)	(1,861,774)
Parents companies and related parties to Parents (Note 7.5)	Net loans cancelled	-	(101,241)	-
Total		(42,163,720)	(16,786,191)	(21,929,605)

		Amounts receivable from related parties
Party	Transaction type	06/30/2022	06/30/2021	06/30/2020
Parent company and related parties to Parent	Other receivables	-	770,549	102,069
Shareholders and other related parties	Trade debtors	640,258	-	1,090,004
Shareholders and other related parties	Allowance for impairment	-	-	(768)
Other receivables - Other related parties	Other receivables	1,182	134,172	83,839
Joint ventures and associates	Trade debtors	22,429	221,048	120,992
Joint ventures and associates	Other receivables	2,987,765	2,219,863	1,562,340
Total		3,651,634	3,345,632	2,958,476

F-83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

		Amounts payable to related parties
Party	Transaction type	06/30/2022	06/30/2021	06/30/2020
Parent company and related parties to Parent	Trade creditors	(670,730)	(193,718)	(2,210,308)
Parent company and related parties to Parent	Net loans payables	(6,657,266)	(9,578,921)	(12,389,521)
Key management personnel	Salaries, social security benefits and other benefits	(281,347)	(2,338,727)	(2,084,088)
Shareholders and other related parties	Trade and other payables	(44,579)	(52,864)	(1,031,710)
Joint ventures and associates	Trade creditors	(29,082,325)	(17,669,027)	(14,409,853)
Total		(36,736,247)	(29,833,257)	(32,125,480)

18.  KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Group.

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the year ended June 30, 2022, 2021 and 2020.

	06/30/2022	06/30/2021	06/30/2020
Salaries, social security and other benefits	2,611,603	1,721,157	1,905,440
Share-based incentives	1,430,745	1,655,135	3,428,029
Total	4,042,348	3,376,292	5,333,469

The Company entered into indemnification agreements with each of its directors and executive officers. These agreements generally provide that the relevant director or officer will be indemnified by the Company to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a director or officer of the Company and against amounts paid or incurred by him or her in the settlement thereof.

The agreements are subject to certain exceptions, including that no indemnification will be provided to any director or officer against any liability to the Group or its shareholder (i) by reason of intentional fraudulent conduct, dishonesty, willful misconduct, or gross negligence on the part of the director or officer; or (ii) by reason of payment made under an insurance policy or any third party that has no recourse against the indemnitee director or officer.

The compensation of key executives is determined by the Compensation Committee based on the performance of individuals and market trends.

F-84

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

19.  SHARE-BASED PAYMENT

a) Incentive payments based on options

-     Share option plan for directors and senior management: plan granted up to 1,200,000 underlying ordinary shares. The options have an exercise price of $4.55 and expire on October 31, 2029.

-     Share Option Plan for junior management: plan granted up to 100,000 underlying ordinary shares to certain key employees. The options have an exercise price of $5.55 and expire on October 23, 2030.

Options can be exercised for a period of up to three years, with 1/3 vesting every 12 months, and on a cashless basis at their volume weighted average price (“VWAP”) of the ordinary shares during a twenty-day period to the date of exercise.

The fair value of the stock options at the grant date was estimated using the "Black-Scholes" model, considering the terms and conditions under which the options on shares were granted and adjusted to consider the possible dilutive effect of the future exercise of options.

Factor	Directors and Sr. Management	Junior Management
Weighted average fair value of shares	$5.42	$13.98
Exercise price	$4.55	$5.55
Weighted average expected volatility (*)	29.69%	42.18%
Dividend rate	0%	0%
Weighted average risk-free interest rate	1.66%	1.17%
Weighted average expected life	9.89 years	9.22 years
Weighted average fair value of stock options at measurement date	$2.47	$10.1

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

The Group estimates that 100% of the share options will be exercised, taking into account historical patterns of executives maintaining their jobs and the probability of the exercising the options. This estimate is reviewed at the end of each annual or interim period.

The following table shows the weighted average amount and exercise price and the movements of the stock options of executives and directors of the Group during the years ended June 30, 2022, 2021, and 2020:

	06/30/2022		06/30/2021		06/30/2020
	Number of options	Exercise price	Number of options	Exercise price	Number of options	Exercise price
At the beginning of the year	1,166,667	$4.55	1,200,000	$4.55	-	-
Granted during the year	93,600	$5.55	-	-	1,200,000	$4.55
Annulled during the year	-	-	-	-	-	-
Exercised during the year	(168,332)	$4.55	(33,333)	$4.55	-	-
Expired during the year	-	-	-	-	-	-
Effective at the end of the year	1,091,935	$4.63	1,166,667	$4.55	1,200,000	$4.55

Exercise price of options effective at the end of the period was calculated using weighted average.

The charge of the plan recognized during the year was $0.3 million and $0.7 for fiscal year 2022 and 2021.

F-85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

b) Annual compensation - Bonus

Bonus in Cash is an annual cash incentive awarded up to an amount that is five times the individual’s monthly salary, which can be increased by $30,000 in value if the recipient decides to receive the base bonus in ordinary shares, to each of the executive offices. The bonus will be granted upon the meeting by the Company of certain financial and operational objectives. Each year the Board of Directors defines the objectives upon approval of the annual budget.

The charge of the plan recognized during the year ended June 30, 2022 and 2021 was $0.2 million and $0.4 million, respectively.

Bonus in Kind is an annual in-kind incentive awarded in ordinary shares to certain executives officers, to tie a portion of their compensation to financial and operational objectives. Each year the Board of Directors will define the objectives upon approval of the annual budget.

The charge of the plan recognized during the year ended June 30, 2022 and 2021 was $0.2 million and $0.5 million, respectively.

The number of shares that can be awarded under each bonus will be determined by using a 20-day volume weighted average price (“VWAP”) of the Company’s ordinary shares, starting with the day on which the relevant financial and operational objectives are met by the Company and the bonus is granted.

50% of bonus vests immediately if the financial and operational objectives are achieved as of such date, and the remaining 50% vests in the subsequent 12-months, upon meeting of the financial and operational objectives.

As of June 30, 2021, 147,788 shares from the 2020 annual compensation plan were already issue.

As of the date of issuance of these financial statements, shares from the 2021 annual compensation plan were already issue for a total of 66,823.

c) Bonus in performance

This plan is an in-kind incentive awarded in ordinary shares that contains a performance target that is related to the market price of the Company’s shares. Market-based performance conditions were included in the grant-date fair value measurement.

The fair value of the shares at the grant date was estimated using the "Black-Scholes" model, considering the terms and conditions under which the bonus in performance were granted.

Factor	Bonus in performance
Stock price at the grant date	$5.42	$5.42
Exercise Price	$10.5	$21.0
Weighted average expected volatility	24.78%	24.78%
Dividend rate	0%	0%
Weighted average risk-free interest rate	1.52%	1.52%
Weighted average expected life	2.63 years	2.63 years
Weighted average fair value of stock at measurement date	$0.479	$0.005

The charge of the plan recognized during the year ended June 30, 2020 was $0.3 million.

On March 16, 2021, one of the target was achieved and on May 14, 2021 the company issued 800,000 shares.

F-86

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

d) Employee Stock Purchase Plan (ESPP)

This is an incentive plan for eligible employees with no stock compensation to purchase ordinary shares of the Company up to a maximum of 15% percent of such employee’s monthly compensation. The number of ordinary shares subject to the ESPP shall be 200,000 ordinary shares. The purchase price will be equal to 85% of the lower of the closing price of the Company’s ordinary shares on the first business day and the last business day of the relevant offering period. As of the date of these financial statements the ESSP is not yet implemented.

20.  CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

The new secured guaranteed notes and the convertibles notes referenced in Note 7.17 are secured by substantially all of the assets located in the United States of Pro Farm Group, Inc. and its U.S. subsidiaries (see Note 22) and are guaranteed by BCS Holding Inc., Bioceres Crops do Brasil Ltda., Bioceres Crops S.A., Bioceres Semillas S.A.U., Verdeca LLC, Rasa Holding LLC, Rizobacter Argentina S.A., Rizobacter del Paraguay S.A., Rizobacter do Brasil Ltda., Rizobacter South Africa, Rizobacter Uruguay, Rizobacter USA, LLC, Pro Farm Group, Inc., Pro Farm Michigan Manufacturing LLC, Pro Farm, Inc., Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda., Glinatur S.A. and Pro Farm OU.

21.  IMPACT OF COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. COVID-19 has disrupted business activities in Argentina and worldwide. The Group’s operations, which involve agricultural production and commercialization activities, have been mostly exempted from the disruption. Consequently, our financial condition, liquidity position and results of operations have not been materially impacted.

The Board of Directors and senior management are closely monitoring the situation and taking all necessary measures at their disposal to protect human life and the Group’s operations and financial condition.

22.  EVENTS OCCURRING AFTER THE REPORTING PERIOD

On July 12, 2022, we announced the closing of the merger (the “Pro Farm Merger”) with Pro Farm Group, Inc. (formerly Marrone Bio Innovations Inc.), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated March 16, 2022, among us, BCS Merger Sub, Inc., a wholly owned subsidiary of Bioceres, and Pro Farm Group, Inc.. Upon the closing of the Pro Farm Merger, Pro Farm Group, Inc. became a wholly owned subsidiary of Bioceres and each share of Pro Farm Group, Inc. common stock was exchanged for our ordinary shares at a fixed exchange ratio of 0.088.

Pro Farm Group, Inc. is a growth-oriented agricultural company leading the movement to environmentally sustainable farming practices through the discovery, development and sale of innovative biological products for crop protection, crop health and crop nutrition. The company’s commercial products are sold globally and supported by more than 500 issued and pending patents. Pro Farm Group, Inc. develops novel, environmentally sound solutions for agriculture using proprietary technologies to isolate and screen naturally occurring microorganisms and plant extracts.

The combined company will have a diverse customer base, product portfolio and geographic reach across a wide range of crops, positioned to serve the massive market opportunity emerging from the bio-reduction and replacement of chemical ag inputs. It combines our expertise in bionutrition and seed care products with Pro Farm Group’s leadership in the development of biological crop protection and plant health solutions, creating a global leader in the development and commercialization of sustainable agricultural solutions.

F-87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Estimated fair value of the consideration of payment

(amount in $ thousands)

Shares issued	154,795
Assumed share-based payments	2,127
Cash	29
Total consideration of payment	156,951

The consideration of payment was measured at fair value, which was calculated as the sum of the acquisition-date fair values of the assets transferred, and the liabilities incurred.

Estimated assets acquired and liabilities assumed.

(amount in $ thousands)

Cash and cash equivalents	3,749
Accounts receivable	10,436
Inventories	10,902
Prepaid expenses and other current assets	1,481
Property, plant and equipment, net	13,140
Right of use assets, net	3,005
Intangible assets, net	96,894
Restricted cash	1,560
Other assets	684
Accounts payable	(8,490)
Accrued liabilities	(10,934)
Deferred revenue	(1,287)
Lease liability	(3,245)
Debt	(28,818)
Deferred tax	(16,705)
Other liabilities	(562)
Fair value of net assets acquired	71,810

Goodwill	85,141

Total consideration	156,951

Goodwill is not expected to be deductible for tax purposes.

At the time of these financial statements are authorized for issuance, the accounting of Pro Farm Merger has not been completed. The figures reported above are presented as an initial estimation.

On September 15, 2022, we entered into a 10-year agreement with Syngenta Seedcare (“Syngenta”), under which Syngenta will become the exclusive global distributor of Bioceres’ biological solutions for seed care applications. The agreement covers nitrogen-fixing Rhizobia seed treatment solutions, and other biological seed treatment solutions currently in the portfolio or pipeline of Rizobacter. The products in the agreement will be sold under the trademarks owned by Bioceres or its Affiliates. Third party or private labels will be discussed on a case-by-case basis.

F-88

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2022, 2021 and 2020

(Amounts in US$, except otherwise indicated)

Pro Farm Group’s biological solutions are not included in scope of the current agreement. Bioceres retains global rights for use on HB4 crops and, in the United States, Syngenta rights will be non-exclusive with respect to certain customers.

The exclusive commercial collaboration is global, except for Argentina where both parties will continue to work under the existing framework. Implementation will be staggered, commencing in 2023, and subject to regulatory clearances.

The agreement establishes a joint R&D program to accelerate the development and registration of Bioceres’ Pipeline Products and new solutions for seed treatment, foliar and other applications, globally. Funding for R&D platform will be shared, with Syngenta funding at 70% for selected Products.

In consideration of the rights granted to Syngenta under the distribution agreement and the R&D collaboration, Syngenta will pay an upfront payment of $50 million to Bioceres. For the duration of the agreement, Bioceres will receive 50% to 30% of the profits generated by sales conducted by Syngenta, depending on the geography and the year. The agreement sets global minimum targets for profits to be received by Bioceres, in order for Syngenta to retain its exclusive rights. Syngenta will cover all operating expenses incurred in connection with the marketing and sale in exclusive territory. Bioceres’ subsidiary Rizobacter will act as the exclusive supplier to Syngenta for products under the agreement.

Subsequent to June 30, 2022, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.

F-89